CALCULATION OF REGISTRATION FEE

Title of each class of securities registered	Maximum amount to be registered	Maximum offering price per security	Amount of aggregate offering price	Registration fee(1)
3.854% Senior Notes due 2014	$106,273,000	102.002%	$108,400,585	$12,423

(1)	Calculated in accordance with Rule 457(r) under the Securities Act of 1933, as amended.

Filed pursuant to Rule 424(b)(5)

Registration Statement No. 333-179948

PROSPECTUS SUPPLEMENT

(To Prospectus Dated March 7, 2012)

$106,273,000

3.854% Senior Notes due 2014

This prospectus supplement relates to the remarketing and interest rate reset of $106,273,000 aggregate principal amount of 8% Senior Notes due 2014 issued by Autoliv, Inc. in March 2009, which we refer to in this prospectus supplement as the “senior notes.” The senior notes were originally issued as components of the 6,600,000 equity units we issued in March 2009, which we refer to in this prospectus supplement as the “equity units.” Each equity unit initially consisted of (1) a forward purchase contract, obligating the holder to purchase from us, for a price in cash of $25.00, a variable number of shares of our common stock, on April 30, 2012, which we refer to in this prospectus supplement as the “purchase contract settlement date,” subject to early settlement in certain circumstances, and (2) a 1/40, or 2.5%, undivided beneficial ownership interest in a senior note of Autoliv, Inc., with a principal amount of $1,000, which together, we refer to in this prospectus supplement as a “corporate unit.”

The senior notes will mature on April 30, 2014. Interest on the senior notes is currently payable quarterly in arrears on January 31, April 30, July 31 and October 31 of each year, and from and including March 15, 2012, which we refer to in this prospectus supplement as the “reset effective date,” interest on the senior notes will be payable semi-annually in arrears on April 30 and October 31, commencing on October 31, 2012, until maturity on April 30, 2014. The interest rate on the senior notes will be reset at 3.854% per annum, effective on and after the reset effective date, which is the third business day following the date on which the remarketing of the senior notes is successfully completed. The senior notes are issuable in denominations of $1,000 and integral multiples of $1,000. The senior notes will not be listed on any national securities exchange.

The senior notes are our unsecured, senior obligations. The payment of the principal of, and interest on, the senior notes will rank equally in right of payment with our existing and future unsecured and unsubordinated indebtedness and senior in right of payment to any of our existing and future subordinated indebtedness. The senior notes will be effectively subordinated to any secured indebtedness to the extent of the value of the assets securing such indebtedness. Additionally, the senior notes will be effectively subordinated to all existing and future indebtedness of our subsidiaries. As of December 31, 2011, our total consolidated indebtedness was approximately $666 million, all of which, with the exception of the senior notes, was indebtedness of our subsidiaries to third parties. The senior notes may not be redeemed by us at our option prior to the stated maturity date. If we experience a change of control, a holder may require us to repurchase their senior notes in whole, but not in part, for cash at a price equal to 100% of the principal amount of the senior notes to be repurchased, plus any unpaid and accrued interest.

Investing in the senior notes involves risks, including those that are described under “Risk Factors” beginning on page S-8 of this prospectus supplement, which we urge you to carefully read prior to making any decision to invest in the senior notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the senior notes or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Senior Note	Total
Public offering price (1)	102.002%	$108,400,585
Remarketing fee to remarketing agent (2)	0.470%	$500,000

(1)	Plus accrued interest, if any, from March 15, 2012, if settlement occurs after that date.
(2)	Autoliv will pay the remarketing fee and certain expenses of the remarketing agent.

The remarketing agent is remarketing the senior notes subject to various conditions. The remarketing agent expects that the senior notes will be ready for delivery in book-entry form only through the Depository Trust Company for the accounts of its participants, Clearstream Banking Luxembourg S.A. or Euroclear Bank S.A./N.V., on or about March 15, 2012.

Remarketing Agent

Morgan Stanley

March 12, 2012

Notices to Investors

Notice to Investors in Sweden

This prospectus supplement and the accompanying prospectus are not a prospectus within the meaning of, and have not been prepared in accordance with, the prospectus requirements laid down in the Swedish Financial Instruments Trading Act (lag (1991:980) om handel med finansiella instrument) or any other Swedish enactment. Neither the Swedish Financial Supervisory Authority nor any other Swedish regulatory body has examined, approved or registered this prospectus supplement.

No senior notes will be offered or sold to any investor in Sweden except in circumstances that will not result in a requirement to prepare a prospectus pursuant to the provisions of the Swedish Financial Instruments Trading Act.

Notice to Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), an offer to the public of any senior notes which are the subject of the remarketing contemplated by this prospectus supplement and the accompanying prospectus may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any senior notes may be made at any time with effect from and including the Relevant Implementation Date under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)    to legal entities which are qualified investors as defined in the Prospectus Directive;

(b)    to fewer than 100, or, if the Relevant Member State has implemented the relevant provisions of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the remarketing agent for any such offer; or

(c)    in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of senior notes shall require Autoliv or the remarketing agent to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any senior notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any senior notes to be offered so as to enable an investor to decide to purchase any senior notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Investors in the United Kingdom

This prospectus supplement and the accompanying prospectus are only being distributed to and are only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The senior notes are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such senior notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus supplement and the accompanying prospectus or any of their contents.

The remarketing agent has represented, warranted and agreed that:

(a)    it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the senior notes which are the subject of the remarketing contemplated by this prospectus supplement and the accompanying prospectus in circumstances in which Section 21(1) of the FSMA does not apply to Autoliv; and

(b)    it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the senior notes in, from or otherwise involving the United Kingdom.

Prospectus Supplement

Prospectus

We have prepared the information contained in this prospectus supplement and the accompanying prospectus and the documents incorporated by reference herein and therein that have been filed by us with the SEC and any free writing prospectus provided, authorized, or used by us or filed by us with the SEC. Neither we nor the remarketing agent has authorized anyone to provide you with any other information and neither we nor the remarketing agent takes any responsibility for other information others may give you. We are not, and the remarketing agent is not, making an offer of these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus supplement and the accompanying prospectus, any free writing prospectus or in any document incorporated by reference herein and therein is accurate only as of its date, regardless of the time of delivery of this prospectus supplement and the accompanying prospectus or any sale of the senior notes. Our business, financial condition, results of operations and prospects may have changed since the dates of such respective documents.

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the U.S. Securities and Exchange Commission, which we refer to in this prospectus supplement as the SEC, using a shelf registration process. Under the shelf registration process, we may offer from time to time shares of common stock, shares of preferred stock, depositary shares (which may include Swedish Depository Receipts representing shares of common stock), debt securities, warrants, stock purchase contracts, units or any combination of the foregoing securities. In the accompanying prospectus, we provide you with a general description of the securities we may offer from time to time under our shelf registration statement. In this prospectus supplement, we provide you with specific information about the senior notes that we are selling in this offering. Both this prospectus supplement and the accompanying prospectus include important information about us, our senior notes and other information you should know before investing. This prospectus supplement also adds, updates and changes information contained in the accompanying prospectus. You should read both this prospectus supplement and the accompanying prospectus as well as additional information described under “Incorporation of Certain Information by Reference” in this prospectus supplement before investing in our senior notes.

Unless the context indicates otherwise, the terms “we,” “our,” “ours,” “us,” “Autoliv,” and “the Company” in this prospectus supplement refer to Autoliv, Inc. and our consolidated subsidiaries, except that in the discussion of the senior notes and related matters, these terms refer solely to Autoliv, Inc. and not to any of our subsidiaries.

AVAILABLE INFORMATION

We are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any documents filed by us at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our filings with the SEC are also available to the public through the SEC’s Internet site at http://www.sec.gov and through the New York Stock Exchange, 20 Broad Street, New York, New York 10005, on which our common stock is listed.

We have filed with the SEC a registration statement on Form S-3 relating to the securities covered by this prospectus supplement and the accompanying prospectus. This prospectus supplement and the accompanying prospectus are a part of the registration statement and do not contain all the information in the registration statement. Whenever a reference is made in this prospectus supplement or the accompanying prospectus supplement to a contract or other document, the reference is only a summary and you should refer to the exhibits that are a part of the registration statement for a copy of the contract or other document. You may review a copy of the registration statement at the SEC’s public reference room in Washington, D.C., as well as through the SEC’s Internet site.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC’s rules allow us to incorporate by reference information into this prospectus supplement. This means that we can disclose important information to you by referring you to another document. Any information referred to in this way is considered part of this prospectus supplement from the date we file that document. Any reports filed by us with the SEC after the date of this prospectus supplement will automatically update and, where applicable, supersede any information contained in this prospectus supplement or incorporated by reference in this prospectus supplement.

We incorporate by reference into this prospectus supplement the following documents or information filed with the SEC (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules):

•

our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed with the SEC on February 23, 2012, as amended by our Annual Report on Form 10-K/A for the fiscal year ended December 31, 2011, filed with the SEC on March 7, 2012;

•	our Current Reports on Form 8-K filed with the SEC on February 21, 2012 and February 27, 2012;

•

all documents filed by us under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on or after the date of this prospectus supplement and before the termination of the applicable offering.

We will provide without charge to each person, including any beneficial owner, to whom this prospectus supplement is delivered, upon his or her written or oral request, a copy of any or all of the information that has been incorporated by reference into this prospectus supplement, excluding exhibits to those documents, unless they are specifically incorporated by reference into those documents. These documents are available on our website at http://www.autoliv.com. You can also request those documents from our Vice President of Corporate Communications at the following address:

Box 70381,

SE-107 24, Stockholm, Sweden

+46 8 587 20 600

Except as expressly provided above, no other information, including information on our Internet site, is incorporated by reference into this prospectus supplement or the accompanying prospectus.

FORWARD-LOOKING STATEMENTS

We have included or incorporated by reference herein forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act. Such forward-looking statements are those that address activities, events or developments that we or our management believes or anticipates may occur in the future, including statements relating to industry trends, business opportunities, sales contracts, sales backlog and on-going commercial arrangements and discussions, as well as any statements about future operating performance or financial results. In some cases, you can identify these statements by forward-looking words such as “estimates,” “expects,” “anticipates,” “projects,” “plans,” “intends,” “believes,” “might,” “will,” “should,” or the negative of these terms and other comparable terminology, although not all forward-looking statements are so identified.

All such forward-looking statements, including without limitation, management’s examination of historical operating trends and data, are based upon our current expectations, various assumptions and data available from third parties and apply only as of the date of this prospectus supplement or as otherwise specified therein. Our expectations, beliefs and assumptions are expressed in good faith and we believe there is a reasonable basis for them. However, there can be no assurance that such forward-looking statements will materialize or prove to be correct, as these assumptions are inherently subject to risks and uncertainties and contingencies which are difficult or impossible to predict and are beyond our control.

Because these forward-looking statements involve risks and uncertainties, the outcome could differ materially from those set out in the forward-looking statements for a variety of reasons, including without limitation, changes in and the successful execution of our restructuring and cost reduction initiatives discussed herein and the market reaction thereto, changes in general industry and market conditions, increased competition, higher raw material, fuel and energy costs, changes in consumer and customer preferences for end products, customer losses, customer bankruptcies, consolidations or restructuring, divestiture of customer brands, fluctuation of foreign currencies or interest rates, fluctuation in vehicle production schedules for which the Company is a supplier, component shortages, market acceptance of our new products, costs or difficulties related to the global operation and integration of any new or acquired businesses and technologies, continued uncertainty in program awards and performance, the financial results of companies in which Autoliv has made technology investments or joint venture arrangements, pricing negotiations with customers, our ability to be awarded new business, increased costs, supply issues, product liability, warranty and recall claims and other litigation and customer reactions thereto, possible adverse results of pending or future litigation or infringement claims, negative impacts of governmental investigations and litigation relating to the conduct of our business, tax assessments by governmental authorities, legislative or regulatory changes, political conditions, dependence on key personnel, customers and suppliers, as well as the risks identified in Item 1A “Risk Factors” in our Form 10-K for the fiscal year ended December 31, 2011.

Except for our ongoing obligation to disclose information under the U.S. federal securities laws, we undertake no obligation to update publicly or revise any forward-looking statements whether as a result of new information or future events. For any forward-looking statements contained in this or any other document, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and we assume no obligation to update any such statement.

PROSPECTUS SUPPLEMENT SUMMARY

This prospectus supplement summary contains information about us and the terms of this offering. Because it is a summary, it does not contain all the information that you should consider before investing. To understand this offering fully, you should carefully read this entire prospectus supplement, including the “Risk Factors” section, the accompanying prospectus and the information incorporated by reference in them, including our Consolidated Financial Statements and the accompanying Notes and Management’s Discussion and Analysis of Financial Condition and Results of Operations included in our Annual Report on Form 10-K for the year ended December 31, 2011.

Our Company

Autoliv is a Delaware corporation with its principal executive offices in Stockholm, Sweden. The Company functions as a holding corporation and owns two principal subsidiaries, Autoliv AB (“AAB”) and Autoliv ASP, Inc. (“ASP”).

Autoliv, through AAB and ASP, is the world’s leading supplier of automotive safety systems, with a broad range of product offerings, including modules and components for passenger and driver-side airbags, side-impact airbag protection systems, seatbelts, steering wheels, safety electronics, whiplash protection systems and child seats, as well as night vision systems, radar and other active safety systems. Autoliv has approximately 79 production facilities in 27 countries and our customers include the world’s largest car manufacturers. Autoliv’s sales in 2011 were $8.2 billion, approximately 65% of which consisted of airbags and associated products, and approximately 33% of which consisted of seatbelts and associated products, and approximately 2% of which consisted of active safety and associated products. Our geographical regions are in Europe, the Americas, China, Japan and the Rest of Asia (ROA).

Autoliv’s principal executive office is located at Vasagatan 11, 7th Floor, SE-111 20, Box 70381, SE-107 24, Stockholm, Sweden, where it currently employs 48 people. The telephone number of Autoliv’s principal executive office is: +46 8 587 20 600. Autoliv had approximately 38,500 employees worldwide at December 31, 2011, and a total headcount, including temporary personnel, of approximately 47,900.

Shares of Autoliv common stock are traded on the New York Stock Exchange under the symbol “ALV” and Swedish Depository Receipts representing shares of Autoliv common stock trade on the NASDAQ OMX Stockholm under the symbol “ALIV SDB”. Options in Autoliv shares are traded in Philadelphia and NYSE Amex Equities under the symbol “ALV”. Autoliv’s corporate units are currently traded on the New York Stock Exchange under the symbol “ALV.PRZ”.

THE REMARKETING

The brief summary below describes the principal terms of the senior notes. Some of the terms and conditions described below are subject to important limitations and exceptions. The “Description of the Senior Notes” section of this prospectus supplement contains more detailed descriptions of the terms and conditions of the senior notes.

Issuer	Autoliv, Inc.

Securities Remarketed	$106,273,000 aggregate principal amount of senior notes due April 30, 2014, remarketed on behalf of holders of corporate units for which the senior notes serve as collateral.

Maturity	The senior notes will mature on April 30, 2014.

Interest; Payment Dates	If the remarketing is successful, the interest rate on the senior notes will be reset to 3.854% per annum (the “reset rate”), effective on the reset effective date. Interest on the senior notes is currently payable quarterly in arrears on January 31, April 30, July 31 and October 31 of each year, and from and including the reset effective date, the interest on the senior notes at the reset rate will be payable semi-annually in arrears on April 30 and October 31, commencing on October 31, 2012, until, but excluding, maturity on April 30, 2014. The first interest payment period will be from and including the reset effective date to, but excluding, October 31, 2012. Interest will be payable to the persons in whose names the senior notes are registered at the close of business (whether or not a business day) on the fifteenth day of the month in which the interest payment date falls.

Reset Effective Date	March 15, 2012, which is the third business day following the date on which the remarketing of the senior notes is successfully completed.

Ranking	The senior notes will be our unsecured, senior obligations. The payment of the principal of, and interest on, the senior notes will rank equally in right of payment with our existing and future unsecured and unsubordinated indebtedness and senior in right of payment to any of our existing and future subordinated indebtedness. The senior notes will be effectively subordinated to any secured indebtedness to the extent of the value of the assets securing such indebtedness. Additionally, the senior notes will be effectively subordinated to all existing and future indebtedness of our subsidiaries.

Redemption or Repurchase	The senior notes may not be redeemed by us prior to the stated maturity date. No holder of the senior notes will have any right to require us to repurchase or redeem any or all of their senior notes prior to the stated maturity date, except upon a change of control.

Change of Control Prepayment Offer

If a “change of control” (as defined in this prospectus supplement under “Description of the Senior Notes—Change of Control Prepayment Offer”) occurs, subject to certain conditions, a holder will have the right to require us to repurchase their senior notes in whole, but not in part, for cash at a price equal to 100% of the principal amount of the senior notes to be repurchased, plus any unpaid and accrued interest.

The Remarketing	The senior notes were issued by us in March 2009 in connection with our issuance and sale to the public of equity units. Each equity unit initially consisted of (1) a forward purchase contract, obligating the holder to purchase from us, for a price in cash of $25.00, a variable number of shares of our common stock, on April 30, 2012, the purchase contract settlement date, subject to early settlement in certain circumstances, and (2) a 1/40, or 2.5%, undivided beneficial ownership interest in a senior note of Autoliv, Inc., with a principal amount of $1,000, together called a corporate unit. In order to secure their obligations under the purchase contracts to purchase from us for a price in cash of $25.00 a variable number of shares of our common stock, holders of equity units pledged their undivided beneficial ownership interests in the senior notes to us through a collateral agent.

Pursuant to the terms of the equity units, the remarketing agent is remarketing the senior notes on behalf of current holders of corporate units under the terms of and subject to the conditions in the remarketing agreement among us, the remarketing agent and U.S. Bank National Association, as purchase contract agent and as attorney-in-fact for holders of equity units. See “Remarketing” in this prospectus supplement.

The terms of the remarketing agreement require the remarketing agent to use its reasonable efforts to remarket the senior notes that are included in the corporate units at a public offering price that will result in proceeds sufficient to purchase the remarketing Treasury portfolio at the Treasury portfolio price.

Use of Proceeds	The proceeds from the remarketing of the senior notes are $108,400,585. We will not receive any proceeds from the remarketing. Instead, the proceeds from the remarketing of the senior notes will be used to purchase the remarketing Treasury portfolio described in this prospectus supplement, which remarketing Treasury portfolio will then be pledged to secure the purchase contract obligations of the holders of the corporate units. Any remaining proceeds will be remitted ratably to holders of the corporate units on the third business day following a successful early remarketing, which we refer to in this prospectus supplement as the “remarketing settlement date.” On April 30, 2012, the purchase contract settlement date, a portion of the proceeds from the remarketing Treasury portfolio will be paid to us in settlement of the obligations of the holders of corporate units under the purchase contracts in exchange for the shares of our common stock that are to be issued to such holders pursuant to the purchase contracts. See “Use of Proceeds” in this prospectus supplement.

Tax Consequences	The senior notes are treated as contingent payment debt obligations for U.S. tax purposes and are subject to special U.S. federal income tax rules. For a discussion of material U.S. federal income tax considerations relating to an investment in the senior notes, see “Certain Material United States Federal Income Tax Considerations” in this prospectus supplement.

Risk Factors	You should consider carefully all the information set forth and incorporated by reference in this prospectus supplement and the accompanying prospectus and, in particular, you should evaluate the specific factors set forth under “Risk Factors” beginning on page S-8 of this prospectus supplement before deciding whether to invest in the senior notes.

Trustee	U.S. Bank National Association

Governing Law	New York

RISK FACTORS

An investment in our senior notes involves a high degree of risk. You should carefully consider the risks described below before making an investment decision. You should also refer to the other information in this prospectus supplement, the accompanying prospectus and the information incorporated by reference herein and therein, including the risks identified in Item 1A “Risk Factors” in our Form 10-K for the year ended December 31, 2011. The risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations. The risks discussed below also include forward-looking statements, and our actual results may differ substantially from those discussed in these forward-looking statements.

Risk Relating to the Senior Notes

The senior notes are effectively subordinated to any existing or future liabilities of our subsidiaries, as well as to our secured indebtedness to the extent of the value of the assets securing such indebtedness

The senior notes will be effectively subordinated to any existing or future liabilities, including trade payables, of any of our subsidiaries, as well as to our secured indebtedness to the extent of the value of the assets securing such indebtedness. The indenture governing the senior notes will not restrict us or our subsidiaries from incurring substantial additional indebtedness in the future. As of December 31, 2011, our total consolidated indebtedness was approximately $666 million, all of which, with the exception of the senior notes, was indebtedness of our subsidiaries to third parties.

Our financial performance and other factors could adversely impact our ability to make payments on the senior notes

Our ability to make scheduled payments with respect to our indebtedness, including the senior notes, will depend on our financial and operating performance, which, in turn, is subject to prevailing economic conditions and to financial, business and other factors beyond our control.

Most of our operations are conducted through our subsidiaries, which may negatively affect our business and our ability to meet our debt service obligations

A significant portion of our assets is held by our direct and indirect subsidiaries. As a result, our results of operations depend significantly on the results of operations of our subsidiaries. Moreover, we rely in part on intercompany transfers of funds from our subsidiaries. The ability of our subsidiaries to repay loans or make other payments or pay dividends to us will depend on their operating results and will be subject to applicable laws and any restrictions that may be contained in agreements governing such subsidiaries.

Our level of indebtedness may harm our financial condition and results of operations, and could materially adversely affect our ability to generate sufficient cash to fulfill our obligations under the senior notes

As of December 31, 2011, we had total outstanding debt of $666 million, including: the senior notes; $400 million in privately placed debt issued in 2007, which will mature in 2012, 2014, 2017 and 2019; $43.3 million in medium-term notes, which will mature after 2016; $96.7 million in overdrafts and loans; and $19.1 million in hedging instruments. We may incur additional debt for a variety of reasons. Our level of indebtedness could have several important effects on our future operations and on the holders of the senior notes, including, without limitation:

•	increases in our outstanding indebtedness and leverage could make it more difficult for us to satisfy our obligations with respect to our debt, including the senior notes;

•	a portion of our cash flows from operations will be dedicated to the payment of any interest or could be used for amortization required with respect to outstanding indebtedness;

•	increases in our outstanding indebtedness and leverage will increase our vulnerability to adverse changes in general economic and industry conditions, as well as to competitive pressure;

•

depending on the levels of our outstanding debt, our ability to obtain additional financing for working capital, acquisitions, capital expenditures, general corporate and other purposes may be limited; and

•	potential future tightening of the availability of capital both from financial institutions and the debt markets may have an adverse effect on our ability to access additional capital.

The indenture does not restrict the amount of additional debt that we may incur

The indenture does not limit the amount of debt that we may issue under the indenture or otherwise. Our incurrence of additional debt may have important consequences for you as a holder of the senior notes, including making it more difficult for us to satisfy our obligations with respect to the senior notes, a loss in the trading value of your senior notes, if any, and a risk that a credit rating, if any, of the senior notes is lowered or withdrawn.

Our corporate credit rating may not reflect all risks of your investment in the senior notes

Our current corporate credit rating could be lowered as a result of our experiencing significant negative cash flows or a dire financial outlook. Our corporate credit rating is an assessment by a rating agency of our ability to pay our debts when due. Consequently, real or anticipated changes in our corporate credit rating will generally affect the market value of the senior notes. Our corporate credit rating may not reflect the potential impact of risks relating to the structure or marketing of the senior notes. An agency rating is not a recommendation to buy, sell or hold any security, inasmuch as a rating does not comment as to market price or suitability for a particular investor, is limited in scope, and does not address all material risks relating to an investment in the senior notes, but rather reflects only the view of the rating agency at the time the rating is issued. Our corporate credit rating is based on current information furnished to the ratings agency by us and information obtained by the ratings agency from other sources. There can be no assurance that such rating will remain in effect for any given period of time or that such rating will not be lowered, suspended or withdrawn entirely by the rating agency, if, in the rating agency’s judgment, circumstances so warrant.

We may not be able to repurchase the senior notes upon a change of control

Upon the occurrence of a change of control, each holder of senior notes will have the right to require us to repurchase, subject to certain conditions, its senior notes in whole, but not in part, at a price equal to 100% of the principal amount of the senior notes to be purchased, plus accrued and unpaid interest, if any, to, but excluding, the date of purchase. If we experience a change of control, there can be no assurance that we would have sufficient financial resources available to satisfy our obligations to repurchase the senior notes and any other obligations we may have as a result of the change of control, including to offer to repurchase our privately placed notes and to prepay of any outstanding balances under our revolving credit facilities. Our failure to provide timely notice in connection with a change of control or to make payments following your acceptance of our prepayment offer would result in a default under the indenture governing the senior notes. Such default could, in turn, constitute a default under all of our existing debt, and may constitute a default under future debt as well. See “Description of the Senior Notes—Change of Control Prepayment Offer.”

Special U.S. federal income tax rules apply to U.S. holders of the senior notes

We have treated and intend to continue to treat, and by purchasing a senior note, each holder agrees to treat, the senior notes as contingent payment debt instruments. Special U.S. federal income tax rules apply to contingent payment debt obligations. Under these rules, a U.S. holder will be required to accrue interest income on the senior notes regardless of whether the U.S. holder uses the cash or accrual method of tax accounting and may be required to include interest in taxable income in excess of interest payments actually received in a taxable year. See “Certain Material United States Federal Income Tax Considerations.”

Our senior notes have no prior public market and we cannot assure you that an active trading market will develop

Prior to this offering, there has not been a market for our senior notes and an active trading market in the senior notes might not develop or continue. We do not intend to list the senior notes on a national securities exchange. While the remarketing agent has advised us that it intends to make a market in the senior notes, the remarketing agent will not be obligated to do so and it may stop its market-making at any time. No assurance can be given:

•	that a market for the senior notes will develop or continue;

•	as to the liquidity of any market that does develop; or

•	as to your ability to sell any senior notes you may own or the price at which you may be able to sell your senior notes.

USE OF PROCEEDS

We are remarketing $106,273,000 aggregate principal amount of the senior notes to investors on behalf of holders of corporate units. The proceeds from the remarketing are $108,400,585. We will not receive any cash proceeds from the remarketing of the senior notes. Instead, the proceeds from the remarketing will be used as follows:

•

$108,398,823 of these proceeds will be applied to purchase, on the reset effective date, the remarketing Treasury portfolio at the Treasury portfolio purchase price as described below, which will be pledged to the collateral agent to secure the corporate unit holders’ obligations to purchase our common stock under the purchase contracts on April 30, 2012; and

•

any proceeds from the remarketing of the senior notes remaining after deducting the purchase price for the remarketing Treasury portfolio will be remitted ratably to holders of the corporate units on the remarketing settlement date.

As discussed above, a portion of the proceeds from the remarketing equal to the remarketing Treasury portfolio purchase price will be applied to purchase a “remarketing Treasury portfolio” consisting of:

•

U.S. Treasury securities (or principal or interest strips thereof) that mature on or prior to April 30, 2012 in an aggregate amount at maturity equal to the principal amount of the senior notes that are components of the corporate units; and

•

With respect to each scheduled interest payment date on the senior notes that occurs after the reset effective date, to and including the purchase contract settlement date, U.S. Treasury securities (or principal or interest strips thereof) that mature on or prior to such scheduled interest payment date in an aggregate amount at maturity equal to the aggregate interest payment that would be due on such date on the principal amount of the senior notes that would have been components of the corporate units assuming no remarketing and no reset of the interest rate on the senior notes.

As used in this context, “remarketing Treasury portfolio purchase price” means the lowest aggregate ask-side price quoted by a primary U.S. government securities dealer in New York City to the quotation agent between 9:00 a.m. and 11:00 a.m., New York City time, on the third business day immediately preceding the reset effective date for the purchase of the remarketing Treasury portfolio described above for settlement on the reset effective date. “Quotation agent” means any primary U.S. government securities dealer in New York City selected by us. The amount and issue of U.S. Treasury securities (or principal or interest strips thereof) constituting the remarketing Treasury portfolio will be determined by the remarketing agent.

On April 30, 2012, the purchase contract settlement date, a portion of the proceeds from the Treasury portfolio will be paid to us in settlement of the obligations of the holders of corporate units under the purchase contracts in exchange for the shares of our common stock that are to be issued to such holders pursuant to the purchase contracts.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

The following table sets forth selected historical consolidated financial data and other information at and for the periods indicated. You should read this data in conjunction with our Consolidated Financial Statements and Notes thereto incorporated by reference into this prospectus supplement and the accompanying prospectus from our Annual Report on Form 10-K for the year ended December 31, 2011. See “Incorporation of Certain Documents by Reference” and “Where You Can Find More Information” on pages 3 and 15 of the accompanying prospectus. The financial information presented in the table below is not necessarily indicative of the financial condition or results of operations of any other period.

(Dollars in millions, except per share data)	2011(1)	2010(1)	2009(1)	2008(1)	2007(1,2)
Sales and Income
Net sales	$8,232	$7,171	$5,121	$6,473	$6,769
Operating income	889	869	69	306	502
Income before income taxes	828	806	6	249	446
Net income attributable to controlling interest	623	591	10	165	288

Financial Position
Current assets excluding cash	2,261	2,101	1,707	1,598	1,941
Property, plant and equipment	1,121	1,026	1,042	1,158	1,260
Intangible assets (primarily goodwill)	1,716	1,722	1,729	1,745	1,760
Non-interest bearing liabilities	2,102	2,001	1,610	1,361	1,552
Capital employed(3)	3,257	3,066	3,098	3,369	3,583
Net (cash) debt	(92)	127	662	1,195	1,182
Total equity(3)	3,349	2,939	2,436	2,174	2,401
Total assets	6,117	5,665	5,186	5,206	5,305
Long-term debt	364	638	821	1,401	1,040

Share data
Earnings per share (US$)—basic	6.99	6.77	0.12	2.29	3.70
Earnings per share (US$)—assuming dilution	6.65	6.39	0.12	2.28	3.68
Total parent shareholders’ equity per share (US$)(3)	37.33	32.89	28.06	30.11	31.83
Cash dividends paid per share (US$)	1.73	0.65	0.21	1.60	1.54
Cash dividends declared per share (US$)	1.78	1.05	—	1.42	1.56
Share repurchases	—	—	—	174	380
Number of shares outstanding (million)(4)	89.3	89.0	85.1	70.3	73.8

Ratios
Gross margin (%)	21.0	22.2	16.6	17.4	19.7
Operating margin (%)	10.8	12.1	1.3	4.7	7.4
Pretax margin (%)	10.1	11.2	0.1	3.8	6.6
Return on capital employed (%)(3)	28	28	2	9	14
Return on total equity (%)(3)	20	22	1	7	12
Total equity ratio (%)(3)	55	52	47	42	45
Net debt to capitalization (%)	N/A	4	21	36	33
Days receivables outstanding	67	69	75	49	64
Days inventory outstanding	32	32	40	39	33

Other data
Airbag sales(5,7)	5,393	4,723	3,250	4,130	4,377
Seatbelt sales(6)	2,679	2,363	1,822	2,343	2,392
Active Safety sales(7)	160	85	49	N/A	N/A
Net cash provided by operating activities	758	924	493	614	781
Capital expenditures, net	357	224	130	279	314
Net cash used in investing activities	(373)	(297)	(157)	(321)	(345)
Net cash provided by (used in) financing activities	(223)	(529)	(376)	98	(461)
Number of employees, December 31	38,500	34,600	30,200	34,000	35,300

(1)	In 2011, 2010, 2009, 2008, and 2007 severance and restructuring costs reduced operating income by (millions) $5, $21, $133, $80 and $24 and net income by (millions) $4, $16, $96, $55 and $16. This corresponds to 0.1%, 0.3%, 2.6%, 1.3% and 0.4% on operating margins and 0.0%, 0.2%, 1.9%, 0.8% and 0.2% on net margins. The impact on EPS was $0.04, $0.17, $1.14, $0.76 and $0.21 while return on total equity was reduced by 0.1%, 0.6%, 4.1%, 2.3% and 0.6% for the same five year period.

(2)	In 2007, a court ruling reduced operating income by $30 million, net income by $20 million, operating margin by 0.5%, net margin by 0.3%, EPS by $0.26 and return on total equity by 0.8%.
(3)	Adjusted in accordance with FASB ASC 810, adopted on January 1, 2009.
(4)	At year end, net of treasury shares.
(5)	Incl. passive electronics, steering wheels, inflators and initiators.
(6)	Incl. seat components.
(7)	In 2008 and 2007, sales for active safety products were in Airbag sales.

DESCRIPTION OF THE SENIOR NOTES

The descriptions in this prospectus supplement contain a description of the material terms of the senior notes and the indenture but do not purport to be complete. This summary is subject to and is qualified by reference to all the provisions of the indenture and the senior notes, including the definitions of certain terms used therein.

General

The senior notes were originally issued under a senior indenture dated as of March 30, 2009, between us and U.S. Bank National Association, as trustee, as amended and supplemented by the first supplemental indenture, dated as of March 30, 2009 between us and U.S. Bank National Association, as trustee. We will amend the form and terms of the senior notes in connection with the remarketing under a second supplemental indenture to be entered into between us and U.S. Bank National Association, as trustee. We refer to the senior indenture, as amended by the first supplemental indenture and the second supplemental indenture, as the indenture.

The senior notes were originally issued as components our equity units. The equity units initially existed as corporate units, which consisted of (1) a forward purchase contract, obligating the holder to purchase from us, for a price in cash of $25.00, a variable number of shares of our common stock, on April 30, 2012, the purchase contract settlement date, subject to early settlement in certain circumstances, and (2) a 1/40, or 2.5%, undivided beneficial ownership interest in a senior note of Autoliv, Inc., with a principal amount of $1,000.

This prospectus supplement relates to the remarketing of the senior notes on behalf of the holders of corporate units.

The senior notes in an aggregate principal amount of $106,273,000 will be remarketed.

The senior notes will mature on April 30, 2014. The interest rate on the senior notes will be reset at 3.854% per annum, effective on and after the reset effective date, which is the third business day following the date on which the senior notes are successfully remarketed.

The trustee will be the security registrar and the paying agent for the senior notes. The senior notes will be in the form of one or more global certificates, which are referred to as global securities, registered in the name of the depository or its nominee, and in denominations of $1,000 and integral multiples of $1,000. The senior notes may be transferred or exchanged, without service charge but upon payment of any taxes or other governmental charges payable in connection with the transfer or exchange, at the office described below. Payments on the senior notes will be made to the depository or a successor depository. Principal and interest with respect to the senior notes will be payable, the transfer of the senior notes will be registrable and senior notes will be exchangeable for senior notes of a like aggregate principal amount in denominations of $1,000 and integral multiples of $1,000, at the office or agency maintained by us for these purposes in The City of New York. We have designated the corporate trust office of the trustee as that office. However, at our option, payment of interest may be made by check mailed to the address of the holder entitled to payment or by wire transfer to an account appropriately designated by the holder entitled to payment.

The senior notes will not be subject to a sinking fund provision and will not be subject to defeasance. The entire principal amount of the senior notes will mature and become due and payable, together with any accrued and unpaid interest thereon, on April 30, 2014.

We may from time to time repurchase senior notes in open market purchases or negotiated transactions without prior notice to holders. Any such senior notes owned by us or our affiliates will be disregarded and deemed not to be outstanding for the purpose of any vote, concurrence or consent of noteholders under the indenture or the senior notes.

Ranking

The indenture does not limit the amount of debt that we may issue under the indenture or otherwise. The senior notes will be our unsecured, senior obligations. The payment of the principal of, and interest on, the senior notes will rank equally in right of payment with our existing and future unsecured and unsubordinated indebtedness and senior in right of payment to any of our existing and future subordinated indebtedness. The senior notes will be effectively subordinated to any secured indebtedness to the extent of the value of the assets securing such indebtedness.

In addition, we conduct operations primarily through our subsidiaries and substantially all of our consolidated assets are held by our subsidiaries. Accordingly, our cash flow and our ability to meet our obligations under our debt securities, including the senior notes, will be largely dependent on the earnings of our subsidiaries and the distribution or other payment of these earnings to us in the form of dividends, loans or advances and repayment of loans and advances from us. Our subsidiaries are separate and distinct legal entities and have no obligation to pay the amounts that will be due on our debt securities or to make any funds available for payment of amounts that will be due on our debt securities. Because we are a holding company, our obligations under our debt securities, including the senior notes, are effectively subordinated to all existing and future liabilities of our subsidiaries. Therefore, our rights, and the rights of our creditors, including the rights of the holders of the senior notes, to participate in any distribution of assets of any of our subsidiaries, if such subsidiary were to be liquidated or reorganized, are subject to the prior claims of the subsidiary’s creditors. To the extent that we may be a creditor with recognized claims against any of our subsidiaries, our claims will still be effectively subordinated to any security interest in, or mortgages or other liens on, the assets of the subsidiary.

As of December 31, 2011, our total consolidated indebtedness was approximately $666 million, all of which, with the exception of the senior notes, was indebtedness of our subsidiaries to third parties.

Interest

Each senior note will bear interest at the annual rate of 3.854% from the reset effective date to, but excluding, April 30, 2014, payable semiannually on April 30 and October 31 of each year, commencing on October 31, 2012. The first interest payment period will be from and including the reset effective date to, but excluding, October 31, 2012. Interest will be payable to the persons in whose names the senior notes are registered at the close of business (whether or not a business day), on the fifteenth day of the month in which the interest payment date falls.

The amount of interest payable on the senior notes for any period will be computed (1) for any full semi-annual period, on the basis of a 360-day year of twelve 30-day months, and (2) for any period shorter than a full semi-annual period, on the basis of a 30-day month and (3) for any period less than a month, on the basis of the actual number of days elapsed per 30-day month. For the first interest payment period, the amount of interest payable on the senior notes will be computed on the basis of a full semi-annual period plus one 30-day month plus the actual number of days elapsed in a 30-day period. If an interest payment date falls on a date that is not a business day, then interest will be paid on the next day that is a business day and no interest on such payment will accrue for the period from and after such interest payment date.

Redemption or Repurchase

The senior notes may not be redeemed by us prior to the stated maturity date.

No holder of the senior notes will have any right to require us to repurchase or redeem any or all of such holder’s senior notes prior to the stated maturity date, except upon a change of control, as described below.

Change of Control Prepayment Offer

Not later than 10 business days after the Company becomes aware that a change of control has occurred, we will give written notice (the “change of control notice”) of the change of control to all holders of the senior notes.

The change of control notice will (i) describe the facts and circumstances of the change of control in reasonable detail, (ii) refer to the relevant section in the indenture and the rights of the holders thereunder and (iii) contain an offer by us to prepay the entire unpaid principal amount of senior notes held by each holder at 100% of the principal amount of such senior notes, together with interest accrued but unpaid thereon, to, but excluding, the prepayment date selected by us and specified in the change of control notice. The prepayment date will be a business day not less than 30 nor more than 60 days after the change of control notice, other than as may be required by law.

A holder of the senior notes may accept our offer to prepay the senior notes by delivering a notice of acceptance to us within 20 business days after the date of the change of control notice. A failure by a holder of the senior notes to respond to the offer will be deemed to constitute rejection of the offer by the holder.

On the prepayment date specified in the change of control notice, the entire unpaid principal amount of the senior notes held by each holder of the senior notes who has accepted the prepayment offer, together with interest accrued but unpaid thereon to, but excluding, the prepayment date, will become due and payable.

A “change of control” means an act or event by which, subsequent to the reset effective date of the senior notes, any single person, or group of persons acting in concert, other than by us or any of our subsidiaries, acquires control of the company. “Control” means the power to direct the management and policies of an entity by controlling 50% or more of the voting capital of such entity, whether through the ownership of voting capital, by contract or otherwise.

Consolidation, Merger or Sale

The indenture will not prevent us from consolidating or merging with any other person or selling all or substantially all of our assets to any other person. However, we have agreed under the indenture that we will not merge or consolidate with any other person and will not sell, lease or convey all or substantially all of our assets to any other person, unless:

•	we will be the continuing corporation; or

•

the successor entity or person that acquires all or substantially all of our assets will expressly assume all of our obligations under the indenture, and is a corporation organized and existing under the laws of the United States or any state of the United States; and

•	immediately after the merger, consolidation, sale, lease or conveyance, we, that person or that successor entity will not be in default in the performance of the covenants and conditions thereunder.

The successor entity or purchaser of our properties and assets, as applicable, will assume all our obligations under the indenture as if it were an original party to the indenture. After assuming the obligations, the successor entity will have all our rights and powers under the indenture.

Additional Amounts

All payments made by us or any successor to us under or with respect to the senior notes will be made without withholding or deduction for, or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or within any jurisdiction in which we or any successor are organized, resident for tax purposes, or have a “permanent establishment” (or analogous concept under local law) or through which payment is made (or any political subdivision or taxing authority thereof or therein) (each, as applicable, a “Relevant Jurisdiction”), unless such withholding or deduction is required by law or by regulation or governmental policy having the force of law. In the event that any such withholding or deduction is so required, we will pay to the holder of each senior note such additional amounts (“Additional Amounts”) as may be necessary to ensure that the net amount received by the holder after such withholding or deduction (and after deducting any taxes on the Additional Amounts) shall equal the amounts which would have been received by such holder had no such withholding or deduction been required, except that no Additional Amounts shall be payable:

(1) for or on account of:

(a) any tax, duty, assessment or other governmental charge that would not have been imposed but for:

(i) the existence of any present or former connection between the holder or beneficial owner of such senior note and the Relevant Jurisdiction, other than merely holding such senior note or the receipt of payments thereunder, including, without limitation, such holder or beneficial owner being or having been a national, domiciliary or resident of such Relevant Jurisdiction or treated as a resident thereof or being or having been physically present or engaged in a trade or business therein or having or having had a permanent establishment therein;

(ii) the presentation of such senior note (in cases in which presentation is required) more than 30 days after the later of the date on which the payment of the principal of, and interest on, such senior note became due and payable pursuant to the terms thereof or was made or duly provided for; or

(iii) the failure of the holder or beneficial owner to comply with a timely request from us (or any successor) or any paying agent or intermediary, addressed to the holder or beneficial owner, as the case may be, to provide information concerning such holder’s or beneficial owner’s nationality, residence, identity or connection with the Relevant Jurisdiction, if and to the extent that due and timely compliance with such request is required by law, regulation or administrative practice of the Relevant Jurisdiction to reduce or eliminate any withholding or deduction as to which Additional Amounts would have otherwise been payable to such holder;

(b) any estate, inheritance, gift, sale, transfer, capital gains, excise, personal property or similar tax, assessment or other governmental charge;

(c) any tax, duty, assessment or other governmental charges that is payable otherwise than by withholding from payments under or with respect to the senior notes; or

(d) any combination of taxes, duties, assessments or other governmental charges referred to in the preceding clauses (a), (b) or (c); or

(2) with respect to any payment of the principal of, or interest on, such senior note to a holder, if the holder is a fiduciary, partnership or person other than the sole beneficial owner of any payment to the extent that a beneficiary or settlor with respect to the fiduciary, a member of that partnership or a beneficial owner would not have been entitled to such Additional Amounts had that beneficiary, settlor, partner or beneficial owner been the holder thereof.

References in this “Description of the Senior Notes” to interest payable include, as applicable, Additional Amounts payable as specified above.

Events of Default

Any of the following events will constitute an event of default under the indenture with respect to the senior notes:

•	our failure to pay interest on the senior notes for 30 days after payment was due;

•	our failure to pay the principal on the senior notes when due;

•	our failure to provide a change of control notice in connection with a change of control no later than 10 business days after we become aware that a change of control has occurred;

•

our failure to perform any other covenant in the indenture and this failure continues for 30 days after we receive written notice of it (other than any failure to perform in respect of a covenant included in the indenture solely for the benefit of another series of debt securities);

•

any event of default shall have occurred in respect of our indebtedness or the indebtedness of any of our subsidiaries that is a “major subsidiary” (or any group of subsidiaries that, taken together, would constitute a “major subsidiary”) (including guaranteed indebtedness but excluding any subordinated indebtedness), and, as a result, an aggregate principal amount exceeding $50 million of such indebtedness is accelerated prior to its scheduled maturity and such acceleration is not rescinded or annulled within 30 days after we receive written notice;

•

the entry against us or any of our subsidiaries that is a “major subsidiary” (or any group of subsidiaries that, taken together, would constitute a “major subsidiary”) of a final judgment or final judgments for the payment of money in an aggregate amount in excess of $50 million, by a court or courts of competent jurisdiction, which judgments remain undischarged, unwaived, unstayed, unbonded or unsatisfied for a period of 30 consecutive days; or

•

we or a court take certain actions relating to the bankruptcy, insolvency or reorganization of the company or a major subsidiary of the company or any group of our subsidiaries that in the aggregate would constitute a major subsidiary.

For this purpose, a “major subsidiary” means any of our subsidiaries with assets or revenues that, as of the date of our most recent audited financial statements, equaled or exceeded 10% of our total consolidated assets or consolidated revenues, respectively.

If an event of default with respect to the senior notes occurs and is continuing, then the trustee or the holders of at least 25% in principal amount of the outstanding senior notes may declare, in a written notice, the principal amount (or specified amount) on all senior notes to be immediately due and payable. In the case of an event of default under the seventh bullet above, all unpaid principal amount (or specified amount) of and all accrued and unpaid interest on the outstanding senior notes shall automatically become immediately due and payable.

The trustee may withhold notice to the holders of the senior notes of any default (except for defaults that involve our failure to pay principal of or interest, if any, on the senior notes) if the trustee considers that withholding notice is in the interests of the holders of the senior notes.

At any time after a declaration of acceleration with respect to the senior notes has been made, the holders of at least a majority in principal amount of the outstanding senior notes, by written notice to us and the trustee, may rescind and annul such declaration and its consequences if:

•	we have paid or deposited with the trustee a sum sufficient to pay overdue interest and overdue principal other than the accelerated interest and principal; and

•	we have cured or the holders have waived all events of default, other than the non-payment of accelerated principal and interest with respect to the senior notes, as provided in the indenture.

If a default in the performance or breach of the indenture shall have occurred and be continuing, the holders of a majority in aggregate principal amount of the outstanding senior notes, by notice to the trustee, may waive any past event of default or its consequences under such indenture. However, an event of default cannot be waived with respect to the senior notes in the following two circumstances:

•	a failure to pay the principal of, or interest on, the senior notes; or

•	a covenant or provision that cannot be modified or amended without the consent of each holder of the outstanding senior notes affected.

Other than its duties in case of a default, the trustee is not obligated to exercise any of its rights or powers under the indenture at the request, order or direction of any holders, unless the holders offer the trustee reasonable indemnity. If they provide this reasonable indemnity, the holders of a majority in aggregate principal amount of the outstanding senior notes may, subject to certain limitations, direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any power conferred upon the trustee by the indenture.

We are required to deliver to the trustee an annual statement as to our fulfillment of all of our obligations under the indenture.

Modification, Waiver and Meetings

The indenture (including the terms and conditions of the senior notes) may be modified or amended by us and the trustee, without the consent of the holder of any senior note, for the purposes of, among other things:

•	adding to our covenants for the benefit of the holders of senior notes;

•	surrendering any right or power conferred upon us;

•	securing our obligations in respect of the senior notes;

•

curing any ambiguity or correcting or supplementing any provision contained in the indenture that may be defective or inconsistent with any other provision of the indenture, or making any other provisions with respect to matters or questions arising under the indenture, which shall not adversely affect the interests of the holders of senior notes in any material respect;

•

making any change to comply with the requirements of the SEC in order to effect or maintain qualification of the indenture under the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”); or

•	amending or supplementing any other provisions which will not materially adversely affect the interests of the holders of senior notes.

Modifications and amendments to the indenture or to the terms and conditions of the senior notes may also be made, and noncompliance by us with any provision of the indenture or the senior notes may be waived, either:

•	with the written consent of the holders of at least a majority in aggregate principal amount of the senior notes at the time outstanding; or

•	by the adoption of a resolution at a meeting of holders at which a quorum is present by at least a majority in aggregate principal amount of the outstanding senior notes represented at such meeting.

The indenture contains provisions for convening meetings of the holders of senior notes to consider matters affecting their interests.

However, notwithstanding the foregoing, no such modification, amendment or waiver may, without the written consent or the affirmative vote of the holder of each outstanding senior note affected:

•	change the maturity date of the principal of, or any date an installment of interest is due on any senior note;

•	reduce the principal amount of any senior note;

•	reduce the interest rate or amount of interest on any senior note;

•	reduce the amount of principal of an original issue discount security due and payable upon a declaration or acceleration or provable in bankruptcy;

•	change the currency of payment of principal of or interest on any senior note;

•	amend or modify the change of control prepayment offer provisions in a manner adverse to the holders of senior notes;

•	impair the right to institute suit for the enforcement of any payment on or with respect to any senior note;

•

reduce the percentage in aggregate principal amount of senior notes outstanding necessary to modify or amend the indenture, to rescind and annul an acceleration of the senior notes following an event of default, or to waive any past default; or

•	reduce the percentage in aggregate principal amount of senior notes outstanding required for any other waiver under the indenture.

Defeasance; Satisfaction and Discharge

The defeasance provisions of the indenture will not apply to the senior notes.

We may discharge certain obligations to the holders of the senior notes that have not already been delivered to the trustee for cancellation and that either have become due and payable or will become due and payable within one year if we deposit with the trustee, in trust, funds in U.S. dollars in an amount sufficient to pay the entire indebtedness on such senior notes with respect to principal and interest to the date of such deposit (if such senior notes have then become due and payable) or to the maturity date of the senior notes, as the case may be.

Governing Law

The indenture and the senior notes will be governed by, and construed in accordance with, the laws of the State of New York.

Book-Entry System

The Depository Trust Company, or DTC, which we refer to along with its successors in its capacity as the depository, will act as securities depository for the senior notes. The senior notes will be in the form of one or more global certificates registered in the name of the depository or its nominee, Cede & Co. Except in the limited circumstances described below, senior notes represented by the global securities will not be exchangeable for, and will not otherwise be issuable as, senior notes in certificated form. The global securities described above may not be transferred except by the depository to a nominee of the depository or by a nominee of the depository to the depository or another nominee of the depository or to a successor depository or its nominee. Beneficial interests in the global securities will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in the depository.

DTC advises that it is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. The depository holds securities that its participants deposit with the depository. The depository also facilitates the settlement among participants of securities transactions, including transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, some of which, and/or their representatives, own the depository. Access to the depository’s system is also available to others, including securities brokers and dealers, banks and trust companies that clear transactions through or maintain a direct or indirect custodial relationship with a direct participant either directly, or indirectly. The rules applicable to the depository and its participants are on file with the SEC.

Investors may elect to hold interests in the global securities through the depositary, Clearstream Banking Luxembourg S.A., which we refer to as “Clearstream,” or Euroclear Bank S.A./N.V., as operator of the Euroclear System, which we refer to as “Euroclear,” if they are participants in such systems, or indirectly through organizations which are participants in such systems. Clearstream and Euroclear will hold interests on behalf of their participants through customers’ securities accounts in Clearstream’s and Euroclear’s names on the books of their respective depositaries, which in turn will hold such interests in customers’ securities accounts in the depositaries’ names on the books of the depository. Citibank, N.A. will act as depositary for Clearstream, and JPMorgan Chase Bank, N.A., successor to The Chase Manhattan Bank, will act as depositary for Euroclear, which we refer to in such capacities as the “U.S. Depositaries.”

Clearstream advises that it is incorporated under the laws of Luxembourg as a bank. Clearstream holds securities for its customers, which we refer to as “Clearstream Customers,” and facilitates the clearance and settlement of securities transactions between Clearstream Customers through electronic book-entry transfers between their accounts. Clearstream provides to Clearstream Customers, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic securities markets in over 30 countries through established depositary and custodial relationships. As a bank, Clearstream is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector, also known as the Commission de Surveillance du Secteur Financier. Clearstream Customers are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Clearstream’s U.S. customers are limited to securities brokers and dealers and banks. Indirect access to Clearstream is also available to other institutions such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream Customer.

Distributions with respect to the senior notes held through Clearstream will be credited to cash accounts of Clearstream Customers in accordance with its rules and procedures, to the extent received by the U.S. Depositary for Clearstream.

Euroclear advises that it was created in 1968 to hold securities for its participants, which we refer to as “Euroclear Participants,” and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear provides various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is operated by Euroclear Bank S.A./N.V., which we refer to as the “Euroclear Operator,” under contract with Euroclear Clearance Systems, S.C., a Belgian cooperative corporation, which we refer to as the “Cooperative.” All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear Participants. Euroclear Participants include banks, including central banks, securities brokers and dealers and other professional financial intermediaries and may include the underwriter. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law, which we refer to collectively as the “Terms and Conditions.” The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear Participants and has no record of or relationship with persons holding through Euroclear Participants.

Distributions with respect to the senior notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear Participants in accordance with the Terms and Conditions, to the extent received by the U.S. Depositary for Euroclear.

Euroclear further advises that investors that acquire, hold and transfer interests in the senior notes by book-entry through accounts with the Euroclear Operator or any other securities intermediary are subject to the laws and contractual provisions governing their relationship with their intermediary, as well as the laws and contractual provisions governing the relationship between such an intermediary and each other intermediary, if any, standing between themselves and the global securities.

The Euroclear Operator advises that under Belgian law, investors that are credited with securities on the records of the Euroclear Operator have a co-property right in the fungible pool of interests in securities on deposit with the Euroclear Operator in an amount equal to the amount of interests in securities credited to their accounts. In the event of the insolvency of the Euroclear Operator, Euroclear Participants would have a right under Belgian law to the return of the amount and type of interests in securities credited to their accounts with the Euroclear Operator. If the Euroclear Operator did not have a sufficient amount of interests in securities on deposit of a particular type to cover the claims of all Euroclear Participants credited with such interests in securities on the Euroclear Operator’s records, all Participants having an amount of interests in securities of such type credited to their accounts with the Euroclear Operator would have the right under Belgian law to the return of their pro rata share of the amount of interest in securities actually on deposit.

Under Belgian law, the Euroclear Operator is required to pass on the benefits of ownership in any interests in securities on deposit with it, such as dividends, voting rights and other entitlements, to any person credited with such interests in securities on its records.

So long as the depository or its nominee is the registered owner of the global senior notes, the depository or its nominee will be considered the sole owner or holder of the senior notes represented by those global securities for all purposes under the indenture. Except as provided below, owners of beneficial interests in a global security:

•	will not be entitled to have senior notes represented by the global security registered in their names;

•	will not receive or be entitled to receive physical, certificated senior notes; and

•

will not be considered the owners or holders of the senior notes under the indenture for any purpose, including with respect to the giving of any direction, instruction or approval of the trustee under the indenture.

The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities in certificated form. The foregoing limitations and such laws may impair the ability to transfer beneficial interests in book-entry securities.

Individual certificates in respect of the senior notes will not be issued in exchange for the global securities, except in very limited circumstances. If the depository notifies us that it is unwilling or unable to continue as a clearing system in connection with the global securities or ceases to be a clearing agency registered under the

Exchange Act, and a successor clearing system is not appointed by us within 90 days after receiving such notice from the depository or upon becoming aware that the depository is no longer so registered, or if an event of default with respect to the senior notes has occurred and is continuing, we will issue or cause to be issued individual certificates in registered form on registration of transfer of, or in exchange for, book-entry interests in the senior notes represented by such global securities upon delivery of such global securities for cancellation.

Title to book-entry interests in the senior notes will pass by book-entry registration of the transfer within the records of Clearstream, Euroclear or the depository, as the case may be, in accordance with their respective procedures. Book-entry interests in the senior notes may be transferred within Clearstream and within Euroclear and between Clearstream and Euroclear in accordance with procedures established for these purposes by Clearstream and Euroclear. Book-entry interests in the senior notes may be transferred within the depository in accordance with procedures established for this purpose by the depository. Transfers of book-entry interests in the senior notes among Clearstream and Euroclear and the depository may be effected in accordance with procedures established for this purpose by Clearstream, Euroclear and the depository.

Global Clearance and Settlement Procedures

We will make all payments of principal and interest in respect of the senior notes in book-entry only form in immediately available funds. Secondary market trading between participants in the depositary will occur in the ordinary way in accordance with the depositary’s rules and will be settled in immediately available funds using the depository’s Same-Day Funds Settlement System. Secondary market trading between Clearstream Customers and/or Euroclear Participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream and Euroclear and will be settled using the procedures applicable to conventional Eurobonds in immediately available funds.

Cross-market transfers between persons holding directly or indirectly through the depository on the one hand, and directly or indirectly through Clearstream Customers or Euroclear Participants, on the other, will be effected in the depository in accordance with the depository’s rules on behalf of the relevant European international clearing system by its U.S. Depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines, in European time. The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. Depositary to take action to effect final settlement on its behalf by delivering interests in the senior notes to or receiving interests in the senior notes from the depository, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to the depositary. Clearstream Customers and Euroclear Participants may not deliver instructions directly to their respective U.S. Depositaries.

Because of time-zone differences, credits of interests in the senior notes received in Clearstream or Euroclear as a result of a transaction with a participant in the depositary will be made during subsequent securities settlement processing and dated the business day following the depositary settlement date. Such credits or any transactions involving interests in such senior notes settled during such processing will be reported to the relevant Clearstream Customers or Euroclear Participants on such business day. Cash received in Clearstream or Euroclear as a result of sales of interests in the senior notes by or through a Clearstream Customer or a Euroclear Participant to a participant in the depositary will be received with value on the depositary settlement date but will be available in the relevant Clearstream or Euroclear cash account only as of the business day following settlement in the depositary.

Although the depository, Clearstream and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of interests in the senior notes among participants of the depository, Clearstream and Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be changed or discontinued at any time.

About the Trustee

U.S. Bank National Association is the trustee under the indenture and will be the principal paying agent and registrar for the senior notes. We have entered, and from time to time may continue to enter, into banking or other relationships with U.S. Bank National Association or its affiliates.

At all times, the trustee must be organized and doing business under the laws of the United States, any state thereof or the District of Columbia, and must comply with all applicable requirements under the Trust Indenture Act.

The trustee may resign at any time by giving us written notice or may be removed:

•	by act of the holders of a majority in principal amount of the senior notes outstanding; or

•

if (i) it fails to comply with certain obligations imposed upon it under the Trust Indenture Act; (ii) it is not organized and doing business under the laws of the United States, any state thereof or the District of Columbia; (iii) it becomes incapable of acting as trustee; or (iv) a court takes certain actions relating to bankruptcy, insolvency or reorganization.

If the trustee resigns, is removed or becomes incapable of acting, or if a vacancy occurs in the office of the trustee for any cause, we, by or pursuant to a board resolution, will promptly appoint a successor trustee or trustees with respect to the senior notes. We will give written notice to holders of the senior notes of each resignation and each removal of the trustee and each appointment of a successor trustee.

CERTAIN MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

This section describes certain material United States federal income tax consequences of owning the senior notes. It applies to a holder of senior notes only if such holder acquired the senior notes in the remarketing at the public offering price and the holder holds the senior notes as capital assets for tax purposes. This section does not apply to a holder that is a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies,

•	a trader in securities that elects to use a mark-to-market method of accounting for its securities holdings,

•	a bank,

•	a life insurance company,

•	a tax-exempt organization,

•	a person that owns senior notes that are a hedge or that are hedged against interest rate risks,

•	a person that owns senior notes as part of a straddle or conversion transaction for tax purposes, or

•	a United States holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar.

If a partnership holds the senior notes, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the senior notes should consult its tax advisor with regard to the United States federal income tax treatment of an investment in the senior notes. This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. Each holder should consult a tax advisor concerning the consequences of owning the senior notes, in such holder’s particular circumstances, under the Internal Revenue Code and the laws of any other taxing jurisdiction.

United States Holders

This subsection describes the tax consequences to a United States holder. A holder of senior notes is a United States holder if such holder is a beneficial owner of a senior note and is:

•	a citizen or resident of the United States,

•	a domestic corporation,

•	an estate whose income is subject to United States federal income tax regardless of its source, or

•

a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

If a holder is not a United States holder, this subsection does not apply to such holder and such holder should refer to “—United States Alien Holders” below.

Payments of Interest and Accrual of Original Issue Discount.

Because of the manner in which the interest rate on the senior notes is reset, we have taken and intend to continue to take the position that the senior notes are contingent payment debt instruments subject to the “noncontingent bond method” for accruing original issue discount, or OID, as established in the applicable Treasury regulations and, under the indenture, each holder agrees to treat the senior notes as indebtedness subject to the regulations governing contingent payment debt instruments. The remainder of this disclosure assumes that the senior notes are contingent payment debt instruments for United States federal income tax purposes. Accordingly, all payments on the senior notes, including stated interest, will be taken into account under these Treasury regulations, and actual cash payments of interest on the senior notes will not be reported separately as taxable income. As discussed more fully below, the effect of these Treasury regulations will be to require a United States holder, regardless of its usual method of tax accounting, to use the accrual method with respect to the senior notes with respect to the projected payments, and then make adjustments based on the reset rate and based on the difference, if any, between the adjusted issue price of the senior notes and such holder’s basis in the senior notes.

Under the contingent payment debt rules, each year a United States holder will be required to include in income original issue discount adjusted in the manner described below, regardless of its usual method of tax accounting.

Such original issue discount will be based on the comparable yield of the senior notes. Prior to certain adjustments discussed below, this amount will differ from the interest payments actually received by such holder. Pursuant to the contingent payment debt rules, we were required to provide the comparable yield and, solely for tax purposes, were also required to provide a projected payment schedule with respect to the senior notes. We determined, as of the issue date of the senior notes, that the comparable yield was an annual rate of 15.00%, compounded quarterly. This comparable yield produced the following projected payment schedule, per $1,000 principal amount.

Payment Date	Projected Payment	Payment Date	Projected Payment	Payment Date	Projected Payment
July 31, 2009	$26.67	Apr. 30, 2011	$20.00	Jan. 31, 2013	$39.47
Oct. 31, 2009	$20.00	July 31, 2011	$20.00	Apr. 30, 2013	$39.47
Jan. 31, 2010	$20.00	Oct. 31, 2011	$20.00	July 31, 2013	$39.47
Apr. 30, 2010	$20.00	Jan. 31, 2012	$20.00	Oct. 31, 2013	$39.47
July 31, 2010	$20.00	Apr. 30, 2012	$38.82	Jan. 31, 2014	$39.47
Oct. 31, 2010	$20.00	July 31, 2012	$39.47	Apr. 30, 2014	$1,039.47
Jan. 31, 2011	$20.00	Oct. 31, 2012	$39.47

We have used, and expect to continue to use, the foregoing comparable yield and projected payment schedule for purposes of determining our own taxable income and for any required information reporting. United States holders are generally bound by this comparable yield and projected payment schedule provided by us unless either is unreasonable. If a United States holder of senior notes does not use this comparable yield and projected payment schedule to determine interest accruals, such United States holder must apply the foregoing rules using its own comparable yield and projected payment schedule. A United States holder that uses its own comparable yield or projected payment schedule must explicitly disclose this fact and the reason why it has used its own comparable yield or projected payment schedule. In general, this disclosure must be made on a statement attached to the United States holder’s filed United States federal income tax return for the taxable year that includes the date of its acquisition of the senior notes.

The comparable yield and the projected payment schedule are not provided for any purpose other than the determination of a holder’s interest accruals and adjustments thereof in respect of the senior notes and do not constitute a representation regarding the actual amount of the payment on a senior note. The amount of original issue discount on a senior note for each accrual period is determined by multiplying the comparable yield of the senior note, adjusted for the length of the accrual period, by the senior note’s adjusted issue price at the beginning of the accrual period, determined in accordance with the rules set forth in the contingent payment debt regulations. The adjusted issue price of each senior note as of the reset effective date is $1,033.04 per $1,000 principal amount. The adjusted issue price of each senior note at the beginning of each subsequent accrual period equals $1,033.04, increased by original issue discount previously accrued on the senior note starting from the reset effective date (disregarding any adjustments described below) and decreased by the payments projected to be made on the senior note starting from the reset effective date. The amount of original issue discount so determined is then allocated on a ratable basis to each day in the accrual period that a holder held the senior note, regardless of whether such holder purchased the senior notes at original issuance or in the secondary market.

Because the reset rate will result in interests payments that are less than the projected payments set forth above, the differences between the actual payments and the projected payments should be taken into account by a United States holder as a “negative adjustment” (i.e., decrease) in original issue discount in a reasonable manner over the period to which they relate. We expect to account for any such difference with respect to a period as a negative adjustment in the accrual of OID for that period. In addition, if a United States holder purchases a senior note for an amount that differs from the adjusted issue price of the senior note at the time of purchase, such holder will be required to reasonably allocate such difference to daily portions of original issue discount over the remaining term of the senior notes, which will result in an adjustment to the amount of original issue discount that will be accrued on the senior notes in the relevant period. Such adjustments will cause, as the case may be, a “positive adjustment” (i.e., an increase) or a negative adjustment to a holder’s original issue discount inclusion. If the purchase price of a senior note is less than its adjusted issue price, a positive adjustment will result, and if the purchase price is more than the adjusted issue price of a senior note, a negative adjustment will result. Any negative or positive adjustment of the kind described above made by a holder will decrease or increase, respectively, its basis in the senior note. The net effect of the foregoing is that a United States holder will accrue interest on a senior note for United States federal income tax purposes in a manner that generally reflects the economic yield to maturity of the senior note realized by the United States holder.

Certain United States holders will receive IRS Forms 1099-OID reporting interest accruals on their senior note. Those forms will not, however, reflect the effect of any positive or negative adjustments resulting from such holder’s purchase of the senior note in the remarketing or otherwise at a price that differs from its adjusted issue price on the date of purchase. Each United States holder is urged to consult its tax advisor as to whether, and how, such adjustments should be made to the amounts reported on any IRS Form 1099-OID.

Purchase, Sale and Retirement of the Senior Notes

Upon the sale, exchange or other disposition of a senior note, a United States holder will recognize gain or loss in an amount equal to the difference between the amount realized by such United States holder and such United States holder’s adjusted tax basis in the senior note. Gain or loss recognized on such a sale, exchange or disposition generally will be treated as capital gain or loss. Capital gains of individuals derived in respect of senior notes held for more than one year are subject to tax at reduced rates. The deductibility of capital losses is subject to limitations. A United States holder’s tax basis in its senior notes generally will be increased by the amount of any income recognized by such United States holder with respect to such senior notes, and decreased by payments received with respect to such senior notes.

Medicare Tax

For taxable years beginning after December 31, 2012, a United States person that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax on the lesser of (1) the United States person’s “net investment income” for the relevant taxable year and (2) the excess of the United States person’s modified gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A holder’s net investment income will generally include its interest income and its net gains from the disposition of senior notes, unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a United States person that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the senior notes.

United States Alien Holders

This subsection describes the United States federal income tax consequences to a United States alien holder. A holder of senior notes is a United States alien holder if the holder is the beneficial owner of a senior note and is, for United States federal income tax purposes:

•	a nonresident alien individual,

•	a foreign corporation, or

•	an estate or trust that in either case is not subject to United States federal income tax on a net income basis on income or gain from a senior note.

This subsection does not apply to a United States holder.

U.S. Federal Withholding Tax

Under United States federal income and estate tax law, and subject to the discussion of backup withholding below, if a holder of senior notes is a United States alien holder, we and other U.S. payors generally will not be required to deduct United States withholding tax from payments of principal and interest to such holder if, in the case of payments of interest:

1. such holder does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote,

2. such holder is not a controlled foreign corporation that is related to us through stock ownership, and

3. the U.S. payor does not have actual knowledge or reason to know that such holder is a United States person and:

a. such holder has furnished to the U.S. payor an IRS Form W-8BEN or an acceptable substitute form upon which such holder certifies, under penalties of perjury, that such holder is (or, in the case of a United States alien holder that is an estate or trust, such forms certifying that each beneficiary of the estate or trust is) a non-United States person,

b. such holder has furnished to the U.S. payor an IRS Form W-8ECI or an acceptable substitute form upon which such holder certifies, under penalties of perjury, that such payments are effectively connected with such holder’s trade or business in the United States,

c. in the case of payments made outside the United States to a holder at an offshore account (generally, an account maintained by the holder at a bank or other financial institution at any location outside the United States), such holder has furnished to the U.S. payor documentation that establishes such holder’s identity and such holder’s status as the beneficial owner of the payment for United States federal income tax purposes and as a non-United States person,

d. the U.S. payor has received a withholding certificate (furnished on an appropriate IRS Form W-8 or an acceptable substitute form) from a person claiming to be:

i. a withholding foreign partnership (generally a foreign partnership that has entered into an agreement with the IRS to assume primary withholding responsibility with respect to distributions and guaranteed payments it makes to its partners),

ii. a qualified intermediary (generally a non-United States financial institution or clearing organization or a non-United States branch or office of a United States financial institution or clearing organization that is a party to a withholding agreement with the IRS), or

iii. a U.S. branch of a non-United States bank or of a non-United States insurance company,

and the withholding foreign partnership, qualified intermediary or U.S. branch, as applicable, has received documentation upon which it may rely to treat the payment as made to a non-United States person that is, for United States federal income tax purposes, the beneficial owner of the payment on the senior notes in accordance with U.S. Treasury regulations (or, in the case of a qualified intermediary, in accordance with its agreement with the IRS),

e. the U.S. payor receives a statement from a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business,

i. certifying to the U.S. payor under penalties of perjury that an IRS Form W-8BEN or an acceptable substitute form has been received from such holder by it or by a similar financial institution between it and such holder, and

ii. to which is attached a copy of the IRS Form W-8BEN or acceptable substitute form, or

f. the U.S. payor otherwise possesses documentation upon which it may rely to treat the payment as made to a non-United States person that is, for United States federal income tax purposes, the beneficial owner of the payment on the senior notes in accordance with U.S. Treasury regulations.

If a United States alien holder cannot satisfy the requirements described above, payments of interest generally will be subject to a 30% U.S. federal withholding tax unless a tax treaty applies. If a tax treaty applies, a United States alien holder may be eligible for a reduction of or exemption from U.S. federal withholding tax. To claim any exemption from or reduction in the 30% withholding tax, the United States alien holder must provide a properly executed IRS Form W-8BEN or an acceptable substitute form claiming a reduction of or an exemption from withholding tax under an applicable tax treaty. No deduction for any United States federal withholding tax will be made from any gain that such holder realizes on the sale or exchange of such holder’s senior note.

U.S. Federal Income Tax

A United States alien holder that is engaged in a trade or business in the United States (and, if a tax treaty applies, maintains a permanent establishment within the United States) and receives interest on a senior note that is effectively connected with the conduct of such trade or business (and, if a tax treaty applies, attributable to such permanent establishment) will be subject to U.S. federal income tax on such interest on a net income basis in generally the same manner as a United States holder. In addition, in certain circumstances, a United States alien holder that is a foreign corporation may be subject to a 30% (or, if a tax treaty applies, such lower rate as provided) branch profits tax.

A United States alien holder of a senior note will not be subject to U.S. federal income tax on any gain realized on the sale or exchange of the senior note, unless:

•

such gain is effectively connected with the conduct of the United States alien holder’s trade or business in the United States (and, where an applicable tax treaty so provides, is also attributable to a U.S. permanent establishment maintained by the United States alien holder) or

•	the United States alien holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met.

U.S. Federal Estate Tax

A senior note held by an individual who at death is not a citizen or resident of the United States will not be includible in the individual’s gross estate for United States federal estate tax purposes if:

•	the decedent did not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote at the time of death and

•	the income on the senior note would not have been effectively connected with a United States trade or business of the decedent at the same time.

Backup Withholding and Information Reporting

United States Holders. In general, a United States holder will be subject to backup withholding with respect to payments made on the senior notes and the proceeds received from the sale of the senior notes unless such holder is an entity (including a corporation or a tax-exempt entity) that is exempt from backup withholding and, when required, demonstrates this fact or:

•	such holder provides the holder’s Taxpayer Identification Number, or “TIN,” which, if such holder is an individual, would generally be the holder’s Social Security Number,

•

such holder certifies that (i) the TIN the holder provides is correct, (ii) the holder is a U.S. person and (iii) the holder is not subject to backup withholding because (A) the holder is exempt from backup withholding or (B) the holder has not been notified by the IRS that the holder is subject to backup withholding due to underreporting of interest or dividends or (C) the holder has been notified by the IRS that the holder is no longer subject to backup withholding, and

•	such holder otherwise complies with the applicable requirements of the backup withholding rules.

In addition, such payments or proceeds received by such holder if the holder is not a corporation or tax-exempt organization will generally be subject to information reporting requirements.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to the holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided that the holder furnishes the required information to the IRS.

United States Alien Holders. In general (except as described below), backup withholding and information reporting will not apply to a distribution of interest on the senior notes or to proceeds from the disposition of the senior notes by a United States alien holder, in each case, if the holder certifies under penalties of perjury that it is a non-United States person pursuant to the certification requirements described above under “—United States Alien Holders,” and neither we nor our paying agent has actual knowledge to the contrary.

Any amounts withheld under the backup withholding rules will be allowed as a credit against the United States alien holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS. In general, if the senior notes are not held through a qualified intermediary, the amount of interest, the name and address of the beneficial owner and the amount, if any, of tax withheld may be reported to the IRS.

THE PRECEDING DISCUSSION OF CERTAIN MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION PURPOSES ONLY AND IS NOT BEING PROVIDED AS, OR INTENDED TO CONSTITUTE, TAX ADVICE. ACCORDINGLY, YOU SHOULD CONSULT YOUR OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO YOU OF PURCHASING, HOLDING OR DISPOSING OF THE SENIOR NOTES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, FOREIGN OR OTHER TAX LAWS, AND OF ANY CHANGES OR PROPOSED CHANGES IN APPLICABLE LAW.

REMARKETING

Under the terms and subject to the conditions contained in the remarketing agreement, dated as of February 9, 2012, among us, Morgan Stanley & Co. LLC, as the remarketing agent, and U.S. Bank National Association, as the purchase contract agent and as attorney-in-fact of the holders of the equity units, the remarketing agent has agreed to use its reasonable efforts to remarket the senior notes that are included in the corporate units at a public offering price that will result in proceeds sufficient to purchase the remarketing Treasury portfolio at the Treasury portfolio purchase price, as described above in “Use of Proceeds.”

In connection with the remarketing, the rate of interest payable on the senior notes will be reset to 3.854% per annum, which will be effective on the reset effective date.

The remarketing agent does not have any obligation to purchase any of the senior notes. The remarketing agreement provides that the remarketing is subject to customary conditions precedent, including the delivery of legal opinions.

Pursuant to the remarketing agreement, the remarketing agent will receive a remarketing fee equal to $500,000 in connection with the remarketing. We will pay all fees and expenses of the remarketing agent from cash on hand. Corporate unit holders will not be responsible for the payment of any remarketing fee in connection with the remarketing. Following the purchase of the remarketing Treasury portfolio, the remarketing agent will remit any remaining proceeds from the remarketing of the senior notes ratably to holders of the corporate units.

The estimated out-of-pocket expenses for this remarketing, excluding the remarketing fee, of approximately $650,000 will be borne by us.

The senior notes have no established trading market. We have been advised by the remarketing agent that it intends to make a market in the senior notes, but it is not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the senior notes.

In connection with this remarketing and in compliance with applicable law, the remarketing agent may effect transactions which stabilize, maintain or otherwise affect the market price of the senior notes at levels above those which might otherwise prevail in the open market. Such transactions may include placing bids for the senior notes or effecting purchases of the senior notes for the purpose of pegging, fixing or maintaining the price of the senior notes for the purpose of reducing a short position created in connection with the remarketing. Neither we nor the remarketing agent makes any representation or prediction as to the direction or magnitude of any effect that these transactions may have on the price of the senior notes. In addition, neither we nor the remarketing agent makes any representation that the remarketing agent will engage in such transaction or that such transactions, once commenced, will not be discontinued without notice.

The remarketing agent and its affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The remarketing agent and its affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the remarketing agent and its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The remarketing agent and its affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

We have agreed to indemnify the remarketing agent against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the remarketing agent may be required to make because of those liabilities.

LEGAL MATTERS

The remarketing of the senior notes and certain other legal matters will be passed upon for us by Alston & Bird LLP in Washington, DC. Certain legal matters related to the remarketing of the senior notes will be passed upon for the remarketing agent by Cleary Gottlieb Steen & Hamilton LLP, New York, New York.

EXPERTS

The consolidated financial statements of Autoliv appearing in Autoliv’s Annual Report (Form 10-K) for the year ended December 31, 2011, and the effectiveness of Autoliv’s internal control over financial reporting as of December 31, 2011, have been audited by Ernst & Young AB, an independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

PROSPECTUS

AUTOLIV, INC.

COMMON STOCK

PREFERRED STOCK

DEPOSITARY SHARES

DEBT SECURITIES

WARRANTS

STOCK PURCHASE CONTRACTS

UNITS

We or selling securityholders may, from time to time, offer to sell common stock, preferred stock (which we may issue in one or more series), depositary shares (which may include Swedish Depository Receipts representing shares of common stock), debt securities (which we may issue in one or more series), warrants, stock purchase contracts and units that include any of these securities. The debt securities, preferred stock, depositary shares, warrants and stock purchase contracts may be convertible into or exercisable or exchangeable for or represent our common or preferred stock or other securities. Each time securities are sold pursuant to this prospectus, we will provide a supplement to this prospectus that contains specific information about the offering and the specific terms of the securities offered. You should read this prospectus and the applicable prospectus supplement carefully before you invest in our securities.

Our common stock is listed on the New York Stock Exchange and trades under the ticker symbol “ALV.” Swedish Depository Receipts representing shares of our common stock are listed on NASDAQ OMX Stockholm and trade under the ticker symbol “ALIV SDB.”

We may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis.

Investing in our securities involves a high degree of risk. See “Risk Factors” sections in our filings with the SEC and in the applicable prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 7, 2012

We are only offering the securities in places where sales of those securities are permitted. If you are in a jurisdiction where offers to sell, or solicitations of offers to purchase, the securities offered by this document are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document, unless the information specifically indicates that another date applies. We have prepared the information contained in this prospectus and the documents incorporated by reference herein that have been filed by us with the SEC. We have not authorized anyone to provide you with any other information nor do we take any responsibility for any such other information that others may give you.

IMPORTANT INFORMATION ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, using a “shelf” registration process. Under this shelf registration process, we may, from time to time, sell any combination of the securities described in this prospectus in one or more offerings. The types of securities that we may offer and sell, from time to time, pursuant to this prospectus are:

•	common stock;

•	preferred stock;

•	depositary shares (which may include Swedish Depository Receipts representing shares of common stock);

•	debt securities;

•	warrants;

•	stock purchase contracts; and

•	units consisting of any of the securities listed above.

Each time securities are offered under this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering and the manner in which the securities will be offered, including:

•	the type and amount of securities that we propose to sell;

•	the initial public offering price of the securities;

•	the names of any underwriters or agents to or through which we will sell the securities;

•	any compensation of those underwriters or agents; and

•	information about any securities exchanges or automated quotation systems on which the securities will be listed or traded.

In addition, the prospectus supplement may also add, update or change the information contained in this prospectus. We urge you to read this prospectus, any applicable prospectus supplement and other offering material together with additional information described under the heading “Incorporation of Certain Information by Reference.”

Wherever references are made in this prospectus to information that will be included in a prospectus supplement, to the extent permitted by applicable law, rules or regulations, we may instead include such information or add, update or change the information contained in this prospectus by means of a post-effective amendment to the registration statement of which this prospectus is a part, through filings we make with the SEC that are incorporated by reference into this prospectus or by any other method as may then be permitted under applicable law, rules or regulations.

In this prospectus, we refer to common stock, preferred stock, depositary shares, debt securities, warrants, stock purchase contracts and units collectively as the “securities.” The terms “we,” “our,” “ours,” “us,” “Autoliv” and “the Company” refer to Autoliv, Inc. and our consolidated subsidiaries, except that in the discussion of the capital stock and related matters, these terms refer solely to Autoliv, Inc. and not to any of its subsidiaries.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC’s rules allow us to incorporate by reference certain information into this prospectus. This means that we can disclose important information to you by referring you to another document. Any information referred to in this way is considered part of this prospectus from the date we file that document. Any reports filed by us with the SEC after the date of this prospectus will automatically update and, where applicable, supersede any information contained in this prospectus or incorporated by reference in this prospectus.

We incorporate by reference into this prospectus the following documents or information filed with the SEC (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules):

•

our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed with the SEC on February 23, 2012, as amended by our Annual Report on Form 10-K/A for the fiscal year ended December 31, 2011, filed with the SEC on March 7, 2012;

•	our Current Reports on Form 8-K filed with the SEC on February 21, 2012 and February 27, 2012;

•	the description of our common stock contained in our Registration Statement on Form S-4 filed on March 24, 1997; and

•

all documents filed by us under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on or after the date of this prospectus and before the termination of the applicable offering.

We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon his or her written or oral request, a copy of any or all of the information that has been incorporated by reference into this prospectus, excluding exhibits to those documents, unless they are specifically incorporated by reference into those documents. These documents are available on our Internet site at http://www.autoliv.com. You can also request those documents from our Vice President of Corporate Communications at the following address:

Box 70381,

SE-107 24, Stockholm, Sweden

+46 8 587 20 600

Except as expressly provided above, no other information, including information on our Internet site, is incorporated by reference into this prospectus.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

We have included or incorporated by reference herein forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act. Such forward-looking statements are those that address activities, events or developments that Autoliv, Inc. or our management believes or anticipates may occur in the future, including statements relating to industry trends, business opportunities, sales contracts, sales backlog and on-going commercial arrangements and discussions, as well as any statements about future operating performance or financial results. In some cases, you can identify these statements by forward-looking words such as “estimates,” “expects,” “anticipates,” “projects,” “plans,” “intends,” “believes,” “might,” “will,” “should,” or the negative of these terms and other comparable terminology, although not all forward-looking statements are so identified.

All such forward-looking statements, including without limitation, management’s examination of historical operating trends and data, are based upon our current expectations, various assumptions and data available from third parties and apply only as of the date of this prospectus or as otherwise specified therein. Our expectations, beliefs and assumptions are expressed in good faith and we believe there is a reasonable basis for them. However, there can be no assurance that such forward-looking statements will materialize or prove to be correct, as these assumptions are inherently subject to risks and uncertainties and contingencies which are difficult or impossible to predict and are beyond our control.

Because these forward-looking statements involve risks and uncertainties, the outcome could differ materially from those set out in the forward-looking statements for a variety of reasons, including without limitation, changes in and the successful execution of our restructuring and cost reduction initiatives discussed herein and the market reaction thereto, changes in general industry and market conditions, increased competition, higher raw material, fuel and energy costs, changes in consumer and customer preferences for end products, customer losses, customer bankruptcies, consolidations or restructuring, divestiture of customer brands, fluctuation of foreign currencies or interest rates, fluctuation in vehicle production schedules for which the Company is a supplier, component shortages, market acceptance of our new products, costs or difficulties related to the global operation and integration of any new or acquired businesses and technologies, continued uncertainty in program awards and performance, the financial results of companies in which Autoliv has made technology investments or joint venture arrangements, pricing negotiations with customers, our ability to be awarded new business, increased costs, supply issues, product liability, warranty and recall claims and other litigation, and customer reactions thereto, possible adverse results of pending or future litigation or infringement claims, negative impacts of governmental investigations and litigation relating to the conduct of our business, tax assessments by governmental authorities, legislative or regulatory changes, political conditions, dependence on key personnel, customers and suppliers, as well as the risks identified in Item 1A “Risk Factors” in our Form 10-K for the fiscal year ended December 31, 2011.

Except for our ongoing obligation to disclose information under the U.S. federal securities laws, we undertake no obligation to update publicly or revise any forward-looking statements whether as a result of new information or future events. For any forward-looking statements contained in this or any other document, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and we assume no obligation to update any such statements.

THE COMPANY

Autoliv is a Delaware corporation with principal executive offices in Stockholm, Sweden. The Company functions as a holding corporation and owns two principal subsidiaries, Autoliv AB (“AAB”) and Autoliv ASP, Inc. (“ASP”).

Autoliv, through AAB and ASP, is the world’s leading supplier of automotive safety systems, with a broad range of product offerings, including modules and components for passenger and driver-side airbags, side-impact airbag protection systems, seatbelts, steering wheels, safety electronics, whiplash protection systems and child seats, including components for such systems, as well as night vision systems, radar and other active safety systems. Autoliv has approximately 80 production facilities in 29 countries and our customers include the world’s largest car manufacturers.

Shares of Autoliv common stock are traded on the New York Stock Exchange under the symbol “ALV” and Swedish Depository Receipts representing shares of Autoliv common stock trade on the NASDAQ OMX Stockholm under the symbol “ALIV SDB”. Options in Autoliv shares are traded in Philadelphia and NYSE Amex Equities under the symbol “ALV”.

RISK FACTORS

Investing in our securities involves a high degree of risk. See the “Risk Factors” sections in our Form 10-K for the fiscal year ended December 31, 2011 and in the applicable prospectus supplement.

USE OF PROCEEDS

We intend to use the net proceeds we receive from the sale of securities by us as set forth in the applicable prospectus supplement. Unless otherwise specified in the applicable prospectus supplement, we will not receive any proceeds from the sale of securities by selling securityholders.

RATIO OF EARNINGS TO FIXED CHARGES

The Company’s consolidated ratios of earnings to fixed charges for each of the five fiscal years ended December 31, 2011 are as follows:

Fiscal Year Ended December, 31
2011	2010	2009	2008	2007
11x	12x	1x	4x	7x

For the purpose of computing these ratios, (i) “earnings” consists of the sum of pre-tax income from continuing operations before adjustment for minority interests in our consolidated subsidiaries or income or loss from equity investees; fixed charges; amortization of capitalized interest; and distributed income of equity investees; and (ii) “fixed charges” consists of the sum of interest expense (which includes amortization of premiums, discounts, and capitalized expenses related to debt issue costs, when applicable); capitalized interest; and one-third of rental expense, which we believe to be a reasonable estimate of an interest factor in our leases.

DESCRIPTION OF CAPITAL STOCK

The following summary of the terms of our capital stock, including our Restated Certificate of Incorporation, as amended, and Restated By-Laws, as amended, which we refer to as our Certificate of Incorporation and Bylaws, respectively, and relevant provisions of Delaware law may not be complete and is subject to, and qualified in its entirety by reference to, the terms and provisions of our Certificate of Incorporation and Bylaws and Delaware law. You should refer to, and read this summary together with, our Certificate of Incorporation and Bylaws to review all of the terms of our capital stock that may be important to you.

Common Stock

Under our Certificate of Incorporation, our board of directors is authorized to issue, without further stockholder approval, up to 325,000,000 shares of common stock, par value $1.00 per share. As of February 16, 2012, we had 89,336,077 issued and outstanding shares of our common stock held by approximately 42,000 stockholders of record. All outstanding shares of our common stock are fully paid and nonassessable. Our common stock is listed on the New York Stock Exchange under the symbol “ALV.” Computershare Trust Company, N.A. is the transfer agent and registrar for our common stock. Each share of our common stock entitles the holder to one vote on all matters submitted to a vote of the stockholders, including the election of directors. In addition, the holders of shares of our common stock are entitled to participate in dividends ratably on a per share basis when our board of directors declares dividends on our common stock out of legally available funds. In the event of our liquidation, dissolution or winding up, voluntarily or involuntarily, holders of our common stock will have the right to a ratable portion of the assets remaining after satisfaction in full of the prior rights of our creditors and of all liabilities. No shares of our common stock have any preemptive, redemption or conversion rights, or the benefits of any sinking fund.

Preferred Stock

The following summary describes generally some of the terms of preferred stock that we may offer from time to time in one or more series. The specific terms of any series of preferred stock will be described in the applicable prospectus supplement and other offering material relating to that series of preferred stock along with any general provisions applicable to that series of preferred stock. The following description of our preferred stock, and any description of preferred stock in a prospectus supplement and other offering material, may not be complete and is subject to, and qualified in its entirety by reference to, the certificate of designations, preferences and rights relating to the particular series of preferred stock, which we will file with the SEC at or prior to the time of the sale of the preferred stock. You should refer to, and read this summary together with, the applicable certificate of designations, preferences and rights and the applicable prospectus supplement and other offering material to review the terms of a particular series of our preferred stock that may be important to you.

Under our Certificate of Incorporation, our board of directors is authorized to issue, without further stockholder approval, up to 25,000,000 shares of preferred stock, $1.00 par value per share, in one or more series. For each series of preferred stock, our board of directors may determine whether such preferred stock will have voting powers. Our board of directors may also determine the designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions of any preferred stock we issue. Our board of directors will determine these terms by resolution adopted before we issue any shares of a series of preferred stock. As of the date of this prospectus, we have not designated or issued any series of preferred stock.

Anti-Takeover Effects of Certain Provisions of Delaware Law and Our Certificate of Incorporation and Bylaws

The Delaware General Corporation Law

Our company is a Delaware corporation subject to Section 203 of the Delaware General Corporation Law, or DGCL. Section 203 provides that, subject to certain exceptions, a Delaware corporation may not engage in “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder unless:

•	the corporation has elected in its certificate of incorporation not to be governed by Section 203 (which we have not done);

•	prior to that time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding specified shares; or

•

at or subsequent to that time, the business combination is approved by the board of directors of the corporation and by the affirmative vote of at least 66 and 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

The three-year prohibition also does not apply to business combinations proposed by an interested stockholder following the announcement or notification of extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors. The term “business combination” is defined generally to include mergers or consolidations between a Delaware corporation and an interested stockholder, transactions with an interested stockholder involving the assets or stock of the corporation or its majority-owned subsidiaries, and transactions which increase an interested stockholder’s percentage ownership of stock.

The term “interested stockholder” is defined to include any person, other than the corporation and any direct or indirect majority-owned subsidiary of the corporation, that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation, at any time within three years immediately prior to the relevant date, or the affiliates and associates of any such person.

Section 203 makes it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period. The provisions of Section 203 may encourage companies interested in acquiring our company to negotiate in advance with our board of directors, because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Classified Board

Our Certificate of Incorporation and Bylaws provide that our board of directors be divided into three classes of directors, with each class elected for staggered three-year terms expiring in successive years. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board. Our Certificate of Incorporation and the Bylaws provide that the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the board. Our board of directors currently consists of nine members.

Removal of Directors; Vacancies

Under the DGCL, unless otherwise provided in our Certificate of Incorporation, directors serving on a classified board may be removed by the stockholders only for cause. Our Certificate of Incorporation and Bylaws provide that directors may be removed only for cause and only upon the affirmative vote of holders of at least 80% of the voting power of all the then outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class. In addition, our Certificate of Incorporation and Bylaws also provide that any vacancies on our board of directors will be filled only by the affirmative vote of a majority of the remaining directors, although less than a quorum.

No Cumulative Voting

The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our Certificate of Incorporation provides otherwise. Our Certificate of Incorporation does not provide for cumulative voting.

No Stockholder Action by Written Consent; Calling of Special Meetings of Stockholders

Our Certificate of Incorporation and Bylaws prohibit stockholder action by written consent. They also provide that special meetings of our stockholders may be called only by our board of directors pursuant to a resolution adopted by a majority of the board of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our Bylaws provide that stockholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 60 days nor more than 90 days prior to the first anniversary date of the previous year’s annual meeting. Our Bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions may impede stockholders’ ability to bring matters before an annual meeting of stockholders or make nominations for directors at an annual meeting of stockholders.

Supermajority Provisions

The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote is required to amend a corporation’s certificate of incorporation or bylaws, unless the certificate of incorporation requires a greater percentage. Our Certificate of Incorporation provides that the following provisions in the Certificate of Incorporation and Bylaws may be amended only by a vote of at least 80% of the voting power of all of the outstanding shares of our stock entitled to vote:

•	classified board (the number, election and term of our directors);

•	the removal of directors;

•	the prohibition on stockholder action by written consent;

•	the ability to call a special meeting of stockholders being vested solely in our board of directors;

•	the ability of the board of directors to make, alter, amend or repeal our Bylaws; and

•	the amendment provision requiring that the above provisions be amended only with an 80% supermajority vote.

Authorized but Unissued Capital Stock

The DGCL does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the New York Stock Exchange, which would apply so long as our common stock is listed on the New York Stock Exchange, require stockholder approval of certain issuances equal to or exceeding 20% of the then-outstanding voting power or the then-outstanding number of shares of common stock. Such approval is not required, however, for any public offering for cash; any bona fide private financing, if the financing involves a sale of common stock, for cash, at a price at least as great as each of the book and market value of our common stock; and securities convertible into or exercisable for common stock, for cash, if the conversion or exercise price is at least as great as each of the book and market value of our common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

One of the effects of the existence of unissued and unreserved common or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of common or preferred stock at prices higher than prevailing market prices.

SWEDISH DEPOSITORY RECEIPTS

In connection with any offering of our common stock, at the request of the underwriter or other purchaser, we may deposit all or a portion of such shares (the “Shares”) with Skandinaviska Enskilda Banken AB (publ) (the “Depository”) pursuant to a Custodian Agreement between us and the Depository. The Depository will then deliver Swedish Depository Receipts (the “SDRs”) representing the Shares. Any such SDRs will be issued and governed in accordance with the Custodian Agreement and the General Terms and Conditions for Swedish Depository Receipts in Autoliv, Inc. (the “General Terms and Conditions”). Any prospectus supplement filed hereafter with respect to an offering of common stock may be deemed to include and refer to SDRs.

The SDRs are listed on NASDAQ OMX Stockholm. Each SDR represents an ownership interest in one Share of our common stock. The Depository’s office is located at Kungsträdgårdsgatan 8, SE-106 40 Stockholm, Sweden.

All SDRs relating to Shares held by the Depository, which are held on behalf of holders of SDRs (“SDR Holders”) by a bank conducting business in the United States designated by the Depository (the “U.S. Sub-Custodian”), are issued and registered in the form of SDRs in the book-entry system administered by Euroclear Sweden AB (previously VPC AB) (“Euroclear”). No certificates representing the SDRs will be issued. An SDR Holder may hold the SDRs either directly in a VPC account (“VPC Account”) or indirectly through the SDR Holder’s broker or other financial institution. If the SDRs are held by an SDR Holder directly, then such SDR Holder, by having an SDR registered in its own name in a VPC Account with Euroclear, individually has the rights of an SDR Holder. If an SDR Holder holds the SDRs in a custody account with its broker or financial institution nominee, such Holder must rely on the procedures of such broker or financial institution to assert the rights of an SDR Holder described in this section. An SDR Holder should consult with its broker or financial institution to find out what those procedures are.

We will not treat an SDR Holder as one of our stockholders and an SDR Holder will not have any stockholder rights, which are governed by U.S. federal law and the DGCL. Because the Depository will be the stockholder of record for the Shares represented by all outstanding SDRs, stockholder rights rest with such record holder. An SDR Holder’s rights derive from the General Terms and Conditions.

The obligations of the Depository and its agents towards SDR Holders are set out in the General Terms and Conditions. The General Terms and Conditions and the SDRs are governed by Swedish law. The following is a summary of the material terms of the General Terms and Conditions. Because it is a summary, it does not contain all the information that may be important to you. For more complete information, you should read the entire General Terms and Conditions which contains the terms of the SDRs.

Record and Payment Date

The Depository will, in consultation with us, fix a date for the determination of the SDR Holders’ entitlement to dividends in cash, shares, rights, or any other property or the proceeds thereof (if the property is sold by the Depository in accordance with the General Terms and Conditions), receive applicable information to participate in and vote at the stockholders’ meeting or otherwise exercise any rights whatsoever that may be exercised by our stockholders (the “Record Date”) and will fix the payment date of each dividend to SDR Holders (the “Payment Date”).

SDR Register

The Shares deposited with the Depository are held and are registered in the form of SDRs in the book-entry system administered by Euroclear in accordance with the Swedish Financial Instruments Accounts Act (1998:1479) on the VPC Accounts designated by the SDR Holders (the “SDR Register”).

Voting Rights

The Depository will as soon as possible after receipt of information of any general meeting of stockholders of the Company, cause an SDR Holder of record in the SDR Register on the Record Date, to be furnished with information regarding such general meeting of the stockholders. The information shall include the following:

•	the time and location of the general meeting of stockholders and the matter intended to be considered by the meeting;

•	references to instructions available through our website www.autoliv.com as to actions that must be taken by an SDR Holder to be able to exercise its voting rights at the general meeting; and

•	reference to materials for the general meeting available through our website www.autoliv.com.

SDR Holders that have not given the Depository instructions as to the exercise of the voting rights pertaining to the Shares represented by the relevant SDRs and that are not attending and representing such Shares at our stockholders’ meeting, will, pursuant to the General Terms and Conditions, be deemed to have instructed the Depository to give a proxy to a person designated by us to vote the Shares in the same proportion as all other Shares that are being voted at the meeting. However, no such instruction from the SDR Holders will be deemed to have been given with respect to any merger, consolidation or any other matter which may substantially affect the rights or privileges of the SDR Holders or with respect to any matters where giving such instruction and/or discretionary proxy would not be legally permitted.

Dividends and Other Distributions

An SDR Holder is entitled to participate in dividends ratably on a per SDR basis when our board of directors declare dividends on our common stock in the same manner as a holder of a share would be, although a cash dividend will be converted into Swedish Kronor (SEK). The conversion will be made in accordance with the exchange rates applied by the Depository from time to time and will take place, not more than five nor less than three business days prior to Payment Date by the Depository entering into futures contracts with delivery on the Payment Date. The final conversion rate will be an average of the rates achieved in each such future contract.

The person registered in the SDR Register on the Record Date as the SDR Holder or holder of rights to dividends relating to the SDRs shall be considered to be authorized to receive dividends. Payments of dividends will be effected in SEK by Euroclear on the Payment Date. If the person receiving dividends is not an authorized recipient, then the Company, the Depository and Euroclear shall be considered to have fulfilled their respective obligations unless, in the case of the Depository or Euroclear, either was aware that the payment of dividends was made to an unauthorized person or that, considering the specific circumstances, have neglected what reasonably should have been regarded and the payment is not binding for the right recipient because such person was under age or had a legal guardian according to the Swedish Code on Parents and Children and the right to receive dividends was in the authority of the legal guardian.

Euroclear shall pay dividends to the SDR Holders or holders of rights to dividends relating to SDRs in accordance with the rules and regulations applied by Euroclear from time to time. Under the present rules and regulation of Euroclear, dividends normally are paid in cash accounts linked to the VPC Accounts in which the SDRs are registered. The dividend payments to the SDR Holders will be made without deduction of any costs, charges, or fees, neither from us, the Depository, the U.S. Sub-Custodian nor Euroclear, except for the withholding tax, if any, levied in the United States and Sweden, on dividend payments or any other tax to be imposed by tax authorities in the United States or Sweden.

If we declare a dividend where we give stockholders an option to elect to receive such dividend in cash or some other form and if, in the opinion of the Depository, it is not practically possible for the SDR Holders to have any option to choose between dividends in the form of cash or in such other form, the Depository shall on behalf of the SDR Holders be entitled to decide that such dividends shall be paid in cash.

Taxation

In connection with any distribution to SDR Holders, we, the Depository, Euroclear or the U.S. Sub-Custodian or any of their respective agents will remit to the appropriate governmental authority or agency all amounts (if any) required to be withheld by us, the Depository, Euroclear or the U.S. Sub-Custodian or any of their respective agents and owing such authority or agency. In the event we, the Depository, Euroclear or the U.S. Sub-Custodian or any of their respective agents determines that any distribution in cash, shares, rights or any other property is subject to any tax or governmental charges which it is obligated to withhold, it may use that cash, or sell all or a portion of such property as is necessary and economically and practicably feasible to pay such taxes or governmental charges, and the Depository shall distribute the net proceeds of any sale or the balance of any such property or cash after deduction of such taxes or governmental charges to the SDR Holders entitled thereto. The SDR Holders will remain liable for any deficiency.

The Depository shall use its best efforts to provide the SDR Holders with such information as it may possess and the SDR Holders may reasonably request to enable such SDR Holder or its agent to claim any benefit provided under the taxation treaty between the United States and Sweden.

Exercise of Rights and Deposit or Sale of Securities Resulting from Dividends, Splits or Plans of Reorganization

The Depository, as promptly as possible, will accept delivery of Shares as a result of bonus issues and the effect of split-ups or combinations of Shares. Registrations in the SDR Holders’ respective VPC Accounts reflecting such bonus issue, split-up or combinations shall be effected by Euroclear as soon as practically possible after the Record Date without any further information being provided to the SDR Holders by the Depository. The person registered in the SDR Register on the Record Date as an SDR Holder (or holder of rights relating to bonus issues) shall be considered to be authorized to receive any Shares as a result of bonus issues or participate in any split-ups or combinations of SDRs. Should the person receiving bonus shares or participating in split-ups or combinations of SDRs not be authorized to receive SDRs or to participate in such measures, the same principles shall apply as mentioned above under “Dividends and Other Distributions” regarding the right to receive dividends. If the SDR Holders are entitled to receive fractional shares as a result of “stock dividends,” bonus issues or any other corporate action by us, such fractional shares will be sold by the Depository and the proceeds of such sale will be distributed to the SDR Holders. The Depository will not accept deposit of fractional shares or an uneven number of fractional rights.

The Depository will provide the SDR Holders with information with regard to new equity or debt issuances or other rights in which the SDR Holders have a right to subscribe for new shares and debentures, as well as other corporate action directed to stockholders by the Company in accordance with the provision governing delivery of notice as outlined below. When it is not practically or economically feasible to distribute any such rights the Depository shall have the right to sell such rights, on behalf of the SDR Holders and to distribute the proceeds of such sale to the SDR Holders after deduction of any taxes levied.

Restrictions on Deposit and Withdrawal

At any time, the Depository and the U.S. Sub-Custodian may refuse to accept Shares for deposit whenever notified that we have restricted transfer of such Shares to comply with any ownership or transfer restrictions under Swedish, U.S. or any other applicable law.

Company Reports and Other Communications

The Depository shall cause reports and other information, provided by us for distribution to the SDR Holders, to be delivered in accordance with the General Terms and Conditions to all SDR Holders or others holders being entitled to such information according to the SDR Register. Our annual report will be available through our website www.autoliv.com. Additionally, we will, upon request from an SDR Holder, send our annual report to such SDR Holder. The Depository shall arrange for notices or documentation, to be distributed to SDR Holders in accordance with the General Terms and Conditions to be furnished to the SDR Holders and other holders of rights registered in the SDR Register as entitled to receive notification pursuant to Swedish Financial Instruments Accounts Act. Such notices or documents shall be sent by mail to the address listed in the SDR Register. We and the Depository, however, may in lieu of mailing notices, publish the corresponding information in at least one national Swedish daily newspaper and through our website.

Limitations on Obligation and Liability to SDR Holders

Under the terms of the General Terms and Conditions, we, the Depository, the U.S. Sub-Custodian and Euroclear will not be liable for certain acts which include the following:

•	losses due to Swedish or foreign legal decree; and

•	losses due to Swedish or foreign action by public authorities, acts of war, strikes, blockades, boycotts, lockouts or other similar causes.

The reservation with respect to strikes, blockades, boycotts and lockouts apply even if we, the Depository, the U.S. Sub-Custodian or Euroclear itself undertake, or are the object of, such actions.

If the Depository, the U.S. Sub-Custodian, we or Euroclear are hindered from making payment or taking any other action by the circumstances described above, such action may be deferred until the hindrance has ceased to exist.

Neither, we, the Depository, the U.S. Sub-Custodian nor Euroclear are obligated to provide compensation for losses arising in other situations if we, the Depository, the U.S. Sub-Custodian or Euroclear have exercised normal prudence, nor shall we, the Depository, the U.S. Sub-Custodian or Euroclear be liable for indirect damages. Further, neither we, the Depository, the U.S. Sub-Custodian nor Euroclear are responsible for losses or damages incurred to an SDR Holder by reason that any dividend, right, delivery of notice other than what the stockholders of the Company are entitled for, of technical, legal or other reasons beyond the control of Euroclear can not be distributed or transferred to SDR Holders registered in the SDR Register.

Amendment and Termination of the Custodian Agreement

The Depository, in consultation with us, shall be entitled to amend the General Terms and Conditions insofar as such amendments are required by Swedish law, U.S. law, any applicable legislation, court decisions, decisions by public authorities or changes in the rules and regulations of Euroclear, or if, in the opinion of the Depository, such action is otherwise appropriate or necessary for practical reasons and the SDR Holders’ rights are in no material respect adversely affected.

The Depository may terminate deposits made under the General Terms and Conditions by delivery to the SDR Holders of a notice of termination pursuant to the applicable provision in the General Terms and Conditions if: (i) a decision is taken to delist the SDRs from NASDAQ OMX Stockholm; (ii) a decision is taken by us pursuant to the Certificate of Incorporation or the Bylaws to no longer maintain the SDR program under the General Terms and Conditions; or (iii) Euroclear has decided to terminate the service agreement concerning registration of the SDRs.

For a period of twelve months from the date of the termination notice, the General Terms and Conditions will continue to be valid in all respects; provided, however, that the SDRs, in accordance with an undertaking by us, will be listed on NASDAQ OMX Stockholm for a period of six months from the date of the termination notice, if they have not been previously delisted on the initiative of NASDAQ OMX Stockholm.

For a period of two years after the expiration of twelve months from the date of the termination notice, the Depository shall continue to hold Shares in safe custody but shall discontinue registration of SDR transfers (by closing the SDR Register), suspend distribution of dividends to the SDR Holders, refuse to accept deposits of Shares or any other action required under the General Terms and Conditions. In addition, the Depository shall be entitled to compensation from an SDR Holder for all fees and costs incurred by the Depository in connection with the SDRs from such date forward.

Three years after the date of the termination notice has been given, the Depository shall be entitled to sell the Shares and deduct any fees and costs incurred in connection with any such sale of Share. The proceeds of any such sale together with any dividend not paid to the SDR Holders, after the deduction of fees and costs in accordance with the foregoing, will be held by the Depository without liability for interest thereon for the SDR Holders’ account.

DESCRIPTION OF OTHER SECURITIES

We will set forth in the applicable prospectus supplement or free writing prospectus a description of any depositary shares, debt securities, warrants, stock purchase contracts or units that may be offered under this prospectus.

PLAN OF DISTRIBUTION

The offered securities may be offered and sold (a) through agents; (b) through underwriters or dealers; (c) directly to one or more purchasers; or (d) through a combination of any of these methods of sale. We will identify the specific plan of distribution, including any underwriters, dealers, agents or direct purchasers and their compensation in a prospectus supplement. Information about selling securityholders, where applicable, will be set forth in a prospectus supplement, in a post-effective amendment, or in filings we make with the SEC under the Exchange Act that are incorporated by reference.

LEGAL MATTERS

Unless otherwise indicated in the applicable prospectus supplement, Alston & Bird LLP, Washington, D.C. will pass upon the validity of any securities (other than the SDRs) we offer by this prospectus and any applicable prospectus supplement, and Vinge, Stockholm will pass upon the validity of any SDRs we offer by this prospectus and any applicable prospectus supplement. Any underwriters will be advised about issues related to any offering by their own legal counsel, which will be named in the applicable prospectus supplement.

EXPERTS

The consolidated financial statements of Autoliv appearing in Autoliv’s Annual Report (Form 10-K) for the fiscal year ended December 31, 2011, and the effectiveness of Autoliv’s internal control over financial reporting as of December 31, 2011, have been audited by Ernst & Young AB, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any documents filed by us at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our filings with the SEC are also available to the public through the SEC’s Internet site at http://www.sec.gov and through the New York Stock Exchange, 20 Broad Street, New York, New York 10005, on which our common stock is listed.

We have filed with the SEC a registration statement on Form S-3 relating to the securities covered by this prospectus and any applicable prospectus supplement. This prospectus and any applicable prospectus supplement are a part of the registration statement and do not contain all the information in the registration statement. Whenever a reference is made in this prospectus or any applicable prospectus supplement to a contract or other document, the reference is only a summary and you should refer to the exhibits that are a part of the registration statement for a copy of the contract or other document. You may review a copy of the registration statement at the SEC’s public reference room in Washington, D.C. or on the SEC’s Internet site.

$106,273,000

Autoliv, Inc.

3.854% Senior Notes due 2014

PROSPECTUS SUPPLEMENT

March 12, 2012

Remarketing Agent

MORGAN STANLEY